**W Motorhome Sales North America, Inc.**

# ANNUAL REPORT

625 Bakers Bridge Ave. Ste 105-88 Franklin, TN 37067

(310) 963-9516

https://wingammus.com/

This Annual Report is dated April 30, 2026.

## BUSINESS

W Motorhome Sales North America, Inc. ("W Motorhome Sales North America" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. The Company is the exclusive North American distributor of some of the most compact, technologically advanced, and luxurious recreational vehicles in the world. For over 40 years, Wingamm Group Srl has been manufacturing motorhomes in Italy. W Motorhome Sales North America, Inc. is bringing Wingamm Group Srl's motorhomes to customers in North America for the first time.

**However, Wingamm Group Srl recently attempted to terminate our distribution agreement, negatively impacting our agreements with dealers. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" below.**

**Corporate History:** The founders initially developed this opportunity at TM Motorhome Sales, LLC. Subsequently, the founders formed W Motorhome Sales North America, Inc. and acquired all assets and liabilities of TM Motorhome Sales, LLC. All of the assets and liabilities of TM Motorhome Sales, LLC have been transferred to W Motorhome Sales North America via an asset purchase sale so that the company can move forward with its operations as a C-Corp. W Motorhome Sales North America, Inc. is not affiliated with Wingamm Group Srl.

**Previous Offerings**

*2026 Reg CF Offering [Withdrawn]*

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00 (based on share price before any share bonuses of [$7.50])

Number of Securities Sold: 0

Use of proceeds: General corporate purposes.

Date: January 12, 2026 – February 12, 2026

**Note: 2026 Reg CF offering was withdrawn on February 12, 2026 (see "Subsequent Events – Regulation Crowdfunding Offering Launched and Withdrawn" below)**

Offering exemption relied upon: Regulation CF

*2023 Reg CF Offering*

Name: Common Stock

Type of security sold: Equity

Final amount sold: $569,599 (based on share price before any share bonuses of $5.25)

Number of Securities Sold: 108,495

Use of proceeds: General corporate purposes.

Date: May 25, 2023 - August 25, 2023

Offering exemption relied upon: Regulation CF

Subsequent to the 2023 Reg CF Offering, an additional 27,811 shares were issued in exchange for services provided to the Company.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $146,008 (based on share price before any share bonuses of $5.25)

Number of Securities Sold: 27,811

Use of proceeds: Consideration was in the form of marketing related services.

Date: January 1, 2024 - April 30, 2024

Offering exemption relied upon: Regulation CF

As of this filing, TM Motorhome Sales LLC is the only holder of 5% or more of the outstanding equity of the Company. TM Motorhome Sales LLC is controlled by Tony Diamond and Michael Sloan.

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

*Pre-Revenue/Launch Activities*

*Roadside Assistance Protection*

On January 13, 2025, the Company announced the Wingamm Concierge program in partnership with Vehicle Administrative Services' (VAS) SafeRide Motor Club, a provider of emergency roadside assistance and related consumer auto protection products. All Wingamm motorhome purchasers in the U.S. will receive a complimentary year of membership in the Wingamm Concierge Program, providing access to VAS for service and repairs.

*Trade Show Launch*

On January 14, 2025, the Company formally launched U.S. sales of Wingamm recreational vehicles at the Florida RV SuperShow in Tampa, Florida. In conjunction with the six-day RV show, the Company hosted a launch dinner event at the Seminole Hard Rock Hotel and Casino, attended by customers, Company investors, social media influencers and members of the press as well as by Wingamm Group CEO, Lorena Turri and Wingamm Group General Counsel, Erica Turri.

*Additional Service Center Agreements*

On April 6, 2025, the Company executed an agreement with FIN Coachworks INC to operate as an authorized Wingamm service center at its Petaluma, California service center location. On April 11, 2025, the Company executed an agreement with 3R RV Service Center LLC to operate as an authorized Wingamm service center at its location in St. Louis, Missouri. On April 18, 2025, the Company executed an agreement with Auto and RV Specialists, Inc. DBA RV Specialists to operate as an authorized Wingamm service center at its location in Rancho Cucamonga, California. On April 24, 2025, the Company executed an agreement with Frost Innovations LLC DBA American Dreams RV Service to operate as an authorized Wingamm service center at its location in Lake City, Florida.

*Operating Results*

On March 7, 2025, Wingamm Utah delivered a U.S. Wingamm Oasi 540.1 to the first U.S. Wingamm customer. This transaction resulted in the Company's first recognition of revenue. Customer deliveries of the Wingamm Oasi 540.1 continued throughout 2025 but were less than initially expected as a result of two significant disruptions. First, substantial changes to the US tariff system created a multi-month period of uncertainty as to exactly what tariff would be assessed on Wingamm recreational vehicles imported to the United States from Italy. As a result, shipments of completed motorhomes from Italy to the United States were halted until the situation stabilized and the applicable tariff rate was known with reasonable certainty. Second, shortly after resumption of shipments from Italy, Wingamm Group's chassis supplier, Stellantis issued a recall affecting the Ram Promaster chassis that the Wingamm Oasi 540.1 is built atop. By law, manufacturers, distributors and dealers are prohibited from selling motor vehicles that are subject to an open recall. The recall issue was resolved in December 2025 and deliveries to end customers resumed. As a result of these events, we believe many end customer deliveries that would have occurred in 2025 were delayed into 2026.

In the fiscal year ended December 31, 2025, the Company generated net revenues of $153,441. Gross profit of $151,261 reflects our asset light operating model, in which our primary functions are the authorization and oversight of dealership partners and marketing of the Wingamm brand and products. As a result, we do not bear the direct costs of delivering motorhomes to end customers.

In the fiscal year ended December 31, 2025, the Company generated an operating loss of $104,730, reflecting marketing related expenses of $133,410 and $122,582 of general and administrative expenses.

In the fiscal year ended December 31, 2025, the Company generated a net loss of $143,794.

**Subsequent Events**

*Launch Events*

In January 2026, the Company launched two additional Wingamm models into the United States market, the Oasi 610 and the Oasi 690. As part of the launch, on January 12, 2026 the Company hosted an event for Wingamm reservation holders at The Motor Enclave in Tampa, Florida, where customers, members of the press and social media influencers were invited to test drive the Oasi 540.1, Oasi 610 and Oasi 690 on a Formula One style track. Subsequently, from January 13 to January 18, the Company hosted a display and test drives of the Oasi 540.1, Oasi 610 and Oasi 690 at the Florida RV SuperShow in Tampa, Florida.

*Regulation Crowdfunding Offering Launched and Withdrawn*

On January 12, 2026, the Company launched a Regulation Crowdfunding equity offering on StartEngine.com. On February 12, 2026, the Company withdrew the offering. All funds raised from investors between January 12, 2026 and February 12, 2026 were returned to the investors by the Company's escrow agent and no new securities were issued by the Company.

*Litigation*

On January 27, 2026, the Company received an email from Wingamm Group Srl alleging, among other things, that the Company does not have the right to distribute the Oasi 610 and Oasi 690 and demanding that we take actions allegedly required by the terms of the Distribution Agreement governing the business relationship between the Company and Wingamm Group Srl. This email precipitated a dispute between the Company and Wingamm Group Srl as to each of their rights and obligations under the Distribution Agreement. On February 2, 2026 and February 3, 2026, Wingamm Group Srl communicated to Auto Station LLC and Kellville Designs LLC, franchised Wingamm dealers located in Tennessee and Utah (hereinafter referred to as "Dealers"), its allegations that the Company had breached the Distribution Agreement.

On February 18, 2026, Wingamm Group Srl sent the Company a Notice of Breach and Termination of the Distribution Agreement, stating that the Distribution Agreement shall be terminated effective March 21, 2026 if the Company failed to cure the alleged breaches by that date. The Company responded through its attorney on March 18, 2026 that Wingamm Group Srl's notice had failed to state any actual breach and that the Company had not breached the Distribution Agreement.

On February 27, 2026, an attorney representing the Dealers sent a letter to the Company demanding additional information about the Company's dispute with Wingamm Group Srl and alleging that the Company had engaged in various unlawful acts. On March 20, 2026, the Company, through its attorney, responded to the Dealers denying any unlawful acts, rejecting the Dealers' unreasonable demands, alleging serious misconduct by the Dealers and demanding that the Dealers cease and desist said misconduct.

On March 20, 2026, Wingamm Group's attorney communicated to the Company's attorney their belief that the Notice of Breach and Termination sent on February 18, 2026 was in no way deficient.

On March 27, 2026, an attorney representing the Dealers sent a letter to the Company's attorney purporting to immediately terminate the Wingamm Dealer Sales, Parts and Service Agreements, which govern the business relationship between the Company and the Dealers.

On April 16, 2026, the Company formally filed a lawsuit against (i) Turri & Boari SNC (doing business as Wingamm / Wingamm Group Srl) ("Wingamm"), (ii) Auto Station LLC (doing business as Wingamm Tennessee) and (iii) Kellville Designs LLC (doing business as Wingamm Utah), all in the United States District Court for the Southern District of New York. This suit challenges Wingamm's attempted termination of our Distribution Agreement, and the Dealers' attempted termination of our Dealer Sales, Parts and Service Agreements in the first quarter of 2026. A copy of the Complaint is attached as Exhibit B.

On April 20, 2026, a District Court Judge granted the Company's request for a Temporary Restraining Order, mandating that the defendants to the lawsuit continue operations in the ordinary course under the foregoing agreements whereby (i) the Company continues to serve as the sole and exclusive distributor of Wingamm motorhomes in the United States and (ii) all U.S. sales, dealer communications, inventory allocations and operational activities continue to be conducted through the Company. A copy of the Court order is attached as Exhibit C.

On the basis of a defect in jurisdiction, the Company agreed to dismiss from the case, without prejudice, Auto Station LLC (doing business as Wingamm Tennessee).

On May 5, 2026 the United States District Court for the Southern District of New York granted the Company's request for a Preliminary Injunction maintaining the parties' contractual relationships and preserving the status quo prior to January 27, 2026, pending further proceedings in the parties' lawsuit. A copy of the Preliminary Injunction Order is attached hereto as Exhibit D.

*See* "Our Securities – Risk Factors – Significant Non-Ordinary Course Litigation" below.

**Operating Results – 2024 Compared to 2023**

*General*
During 2024, the Company continued to develop its business opportunities but remained pre-net revenue. The Company achieved several milestones in furtherance of the launch of Wingamm recreational vehicle products in the United States. While U.S. customer deliveries were further delayed beyond the Company's previously stated expectations and beyond fiscal year 2024, U.S. customer deliveries commenced in March 2025.

*Franchise Agreements*
On September 14, 2024, the Company executed an agreement with Kellville Designs LLC to operate a Wingamm franchise dealership in Salt Lake City, Utah under the dba Wingamm Utah. On September 24, 2024, the Company executed an agreement with Auto Station LLC to operate a Wingamm franchise dealership in Nashville, Tennessee under the dba Wingamm Tennessee. Both dealerships have undertaken renovation projects to bring their facilities in line with style guidance from the Company to align with the Wingamm brand.

*Service Center Agreements*
On September 23, 2024, the Company executed an agreement with Coach Specialists LLC to operate as an authorized Wingamm service center at its five Texas service center locations in Mansfield, Plano, Lewisville, Waco and Denton. On December 20, 2024, the Company executed an agreement with Paramus Best Auto Body to operate as an authorized Wingamm service center at its location in New Jersey.

*RVIA Certification*
In November 2024, with Company assistance, our principal supplier Wingamm Group Srl received certification from the RV Industry Association ("RVIA").

*Initial Deliveries*
On December 5, 2024, the first three U.S. Wingamm motorhomes were delivered to the Port of Baltimore, at which time our dealership partners purchased the units from Wingamm Group Srl. From Baltimore, these units were shipped to Tampa and securely stored to await their formal unveiling at the Florida RV SuperShow in January 2025.

**Other Matters**

*How long can the business operate without revenue:*

We estimate that we can operate the business in the ordinary course for approximately four months without revenue generation. The bulk of our costs are directly related to revenue generating activities and to an extent can be deferred until such revenue generation occurs. Subject to the risks outlined below, it is anticipated that product deliveries this year will contribute positive cash flow to the Company. However, the Company's growth targets require access to capital beyond that currently expected to be generated by the Company's operating activities in 2025.

**However, Wingamm Group Srl recently attempted to terminate our distribution agreement, negatively impacting our agreements with dealers, and impacting our ability to raise capital, all of which will have a significant material adverse effect on the Company's financial position and results of operations. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" above and "- Regulation Crowdfunding Offering Launched and Withdrawn" above.**

*Foreseeable major expenses based on projections:*

Previously, the Company projected that over 84% of our total expenses would be our wholesale purchases of motorhomes which would in turn be sold to dealers and then to consumers. However, under our current operating model, the Company facilitates the purchase of inventory by its dealership partners directly from the manufacturer, Wingamm Group Srl. Under this model, the inventory does not pass through the Company's balance sheet. Under this model, the Company's revenue and cost of goods sold are both lower than they would have been under the previously envisioned operating model, but the Company's profit per motorhome unit sold to a consumer remains substantially unchanged. The Company now expects the bulk of its expenses to stem from brand development and marketing activities, including but not limited to the development of retail showrooms, trade show presentations and social media marketing as well as general and administrative activities.

While we expect demand to exceed our supply for the foreseeable future, our goal is to dominate the Class B motorhome market. Doing so will require substantial marketing activities, including establishment of showrooms, some of which may be Company operated and some of which may be franchisee operated, with a geographic coverage accessible to most of the U.S. population. The establishment of these showrooms will require substantial capital investment by the Company.

The course of the litigation outlined above is uncertain and may lead to a shift in which litigation expenses increase considerably while other expenses are reduced.

*Future operational challenges: Tariffs*

Recent and future developments in United States government policy relating to import tariffs may create challenges for our business operations. The Company's revenue generation is dependent upon the importation of recreational vehicles from Italy to the United States. Currently, the Company pays import duties at the time they are assessed, but is reimbursed by the dealership partner who bills the tariff cost to the end customer as a distinct line item in the consumer's order form and invoice. Uncertainty as to the amount of assessed tariffs on future recreational vehicles may be impacting customers' confidence to place orders for Wingamm recreational vehicles. Depending on the outcome of tariff negotiations between the United States and the European Union, assessed tariffs may reach a level that many customers are not willing to pay, reducing demand for the recreational vehicles produced by Wingamm Group Srl, upon which our business depends. See "Risk Factors – Tariff Policy Disruption" below.

*Future challenges related to capital resources: Dealership Constraints*

Under the Company's current operating model discussed above, the pace of recreational vehicle deliveries is constrained by the balance sheet and credit capacity of the Company's dealership partners. The Company is working with its dealership partners to assist them in attempting to secure additional sources of financing for inventory. The Company and its dealership partners are pursuing both traditional "floorplans" as well as financing from private credit sources. To the extent the dealership partners are not able to secure additional capital, the rate of deliveries may not keep pace with demand, reducing the revenue potential of the Company. As of April 25, 2024, the Company has 137 customers that have placed motorhome reservations, of which some have executed a purchase order with our dealership partners and paid a $45,000 deposit. However, due to the constraints discussed above, the Company does not expect to satisfy all of this demand in calendar year 2025. As the Company and its dealership partners establish a track record of recreational vehicle deliveries, access to capital for inventory financing may ease, allowing the rate of deliveries to increase over time.

**However, as part of recent litigation, the dealers have attempted to terminate our dealer agreements with them (*see* "Subsequent Events – Litigation" and "-Regulation Crowdfunding Offering Launched and Withdrawn" above).**

*Future milestones and events: Initial Delivery; Potential New Models; Manufacturer Capacity Constraints*

While our timeline to U.S. customer deliveries was pushed out, one of our dealership partners delivered the first motorhome to a U.S. customer in March 2025, generating the Company's first revenues. Our dealership partners have collected purchase orders and $45,000 non-refundable deposits from additional customers expected to receive their Oasi 540.1 motorhome deliveries in 2025.

We are currently offering one Wingamm model, the Oasi 540.1. However, the Company recently announced Wingamm Group Srl's MSRP for the Oasi 610 and the Oasi 690. The Company has already taken reservations for these additional models and targets to facilitate deliveries to U.S customers in early 2026, though subject to RVIA Certification.

Our principal supplier, Wingamm Group Srl has informed us that they are in the process of developing additional manufacturing capacity. When this capacity comes online, it will increase our annual revenue potential.

**However, Wingamm Group Srl recently attempted to terminate our distribution agreement. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" above.**

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash and cash equivalents of $1,491,098.83. Of this amount, $1,300,000 serves as collateral for a standby letter of credit that we are required to maintain as a condition of our distribution agreement with Wingamm Group Srl and $100,500 consists of refundable customer reservation fees.

**Debt**

**Creditor:** Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan

- **Amount Owed:** $1,450,000
- **Interest Rate:** 5%
- **Maturity Date:** March 31, 2027
- **Material Rights:** The lenders may call the debt at any time. The notes are unsecured. The proceeds were originally received by TM Motorhome Sales LLC and are held solely as collateral to secure a $1,450,000 letter of credit issued for the benefit of Wingamm Group Srl, and the Company has agreed to assume related costs, including interest payments and bank fees.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Lawrence Sloan was appointed Chief Financial Officer of the Company on March 1, 2025.

Our directors and executive officers as of the date hereof, are as follows:

*Name: Tony Diamond*

Tony Diamond's current primary role is with the Issuer. Positions and offices currently held with the issuer:
Position: Director, CEO and President

Dates of Service: September, 2022 - Present

Responsibilities: Oversight of strategy, operations and sales and marketing. Currently does not take a salary. Based on our current financial projections, which are subject to change, it is estimated that Tony will begin taking a salary some time in 2025. Tony may also earn a fee of $500 per motorhome on motorhome sales, such fees to be paid only upon completion of eligible motorhome sales.

Other business experience in the past three years:

Employer: GS Vanlife, Inc.

Title: Director and CEO

Dates of Service: November, 2019 - Present

Responsibilities: This is a motorhome rental entity at the early stages of development with no meaningful business activities. It is not a competitor to the Company but may be a customer of the Company in the future.

Other business experience in the past three years:

Employer: StayTony, Inc. Title:

Director and CEO

Dates of Service: October, 2018 - Present

Responsibilities: Tony oversees this small apartment management company, which is not pursuing growth and requires very little attention.

Other business experience in the past three years:

Employer: 1724 N El Cerrito PL, LLC Title:
Real Estate
Dates of Service: November, 2022 - Present

Responsibilities: Ownership and management of bulk purchase of 24 individually parceled manufactured homes with retired titles and 1 lot in the Eagle View Estates subdivision in Greensboro, GA.

Other business experience in the past three years:

Employer: TM Motorhome Sales, LLC
Title: Manager
Dates of Service: October, 2020 – Present

Responsibilities: Managing TM Motorhome Sales LLC's ownership stake in W Motorhome Sales North America, Inc.

*Name: Norman D. Sloan*

Norman D. Sloan's current primary role is as an attorney with Norman D. Sloan, A Professional Corporation. Norman Sloan currently serves as needed in his role with the Issuer.

Position currently held with the issuer:

Position: Director

Dates of Service: April, 2024 – present

Present Responsibility: Member of Board of Directors.

Other business experience in the past three years:

Employer: Norman D. Sloan, A Professional Corporation

Title: Sole Director and President, Chief Financial Officer and Secretary

Dates of Service: December, 1996 – Present

Responsibilities: Mr. Sloan engages in the practice of law through Norman D. Sloan, A Professional Corporation.

Other business experience in the past three years:

Employer: Green Park Investment Corp.

Title: Director and President

Dates of Service: February, 1997 – Present

Responsibilities: Mr. Sloan oversees the brokerage, real estate management and real estate investment

activities of Green Park Investment Corp.

*Name: Lawrence Sloan*

Lawrence Sloan's current primary role is with CNA Enterprises, Inc. Lawrence Sloan currently serves as needed in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: March 1, 2025 – Present

Responsibilities: Oversees financial management.

Other business experience in the past three years:

Employer: CNA Enterprises, Inc.
Title: Chief Operating Officer
Dates of Service: September 19, 2005 – Present

Responsibilities: Oversees all aspects of the ownership and operation of CNA's portfolio of commercial real estate assets.

*Name: Joel Sevilla*

Joel Sevilla's current primary role is with Track Visual Effects Ltd. Joel Sevilla currently serves as needed in his role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: September, 2022 – Present

Responsibilities: Oversees maintenance of corporate records and minutes.

Other business experience in the past three years:

Employer: Track Visual Effects Ltd., a

movie special effects production company.

Title: Director and CEO

Dates of Service: November, 2018 – Present

Responsibilities: Track Visual Effects is a team of technical artists in camera and rigid/soft tracking, body matchmove, layout, stereo, previz, techviz, postviz, and on-set supervision. Joel oversees operations and business development.

Other business experience in the past three years:

Employer: Atlas Cloud Enterprises

Title: Director and CEO

Dates of Service: July, 2020 – Present

Responsibilities: Atlas Cloud Enterprises is a data center that provides co-located and dedicated rackmount servers along with AI

consultation, strategies, development, and deployment. Joel oversees operations and business development.

The three employees listed above are the sole employees of the Company.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: TM Motorhome Sales LLC (Managers Tony Diamond and Michael Sloan)

Amount and nature of Beneficial ownership: 4,000,000

Percent of class: 96.7

## RELATED PARTY TRANSACTIONS

**Creditor:** Founders Tony Diamond and Michael Sloan as well as Marla Diamond and Nancy and Norman Sloan

- **Amount Owed:** $1,450,000
- **Interest Rate:** 5%
- **Maturity Date:** March 31, 2027
- **Material Rights:** The lenders may call the debt at any time. The notes are unsecured. The proceeds were originally received by TM Motorhome Sales LLC and are held solely as collateral to secure a $1,450,000 letter of credit issued for the benefit of Wingamm Group Srl, and the Company has agreed to assume related costs, including interest payments and bank fees.

## OUR SECURITIES

The company has authorized equity stock with 4,000,000 shares of Common Shares issued to the Principal Security Holders noted above. As part of the Regulation Crowdfunding raise, the Company issued 136,306 shares of Common Stock.

*Common Stock*

The amount of security authorized is 6,900,000 with a total of 4,136,306 outstanding as of April 26, 2026.

*Voting Rights*

One vote per share. Please see voting rights of securities below. Material Rights

*Voting Rights of Securities*

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**What it means to be a minority holder**

As a minority holder of common stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company

transactions with related parties. Further, investors may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

### Significant Non-Ordinary Course Litigation

The Company is currently engaged as the plaintiff in significant legal proceedings that fall outside the ordinary course of our business operations. These proceedings represent a substantial commitment of management's attention and financial resources. While the Company is pursuing these claims to protect its contractual rights, the legal process is inherently unpredictable.

Should the Company fail to prevail in these matters, we may be unable to recover essential damages or secure the injunctive relief necessary to sustain our operations. The potential loss of the underlying rights at stake in this litigation would have a material adverse effect on our Company and would raise substantial doubt about our ability to continue as a going concern.

**Uncertain Risk**

An investment in the Company (also referred to as "we", "us", "our", or "Company"), in particular as a start-up company, involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock of the company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

**Delayed Deliveries**

Prior projections of recreational vehicle deliveries from the manufacturer and to the end customer have not been as expected due to, among other things, the timing of RVIA certification, the building out of a franchise dealership network, supply chain delays, tariff fluctuations and capital constraints.

**Our business projections are only projections**

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

**Any valuation at this stage is difficult to assess**

The valuations for the prior offerings were established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

**The transferability of the Securities you are buying is limited**

Any Common Stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

**Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the recreational vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

**If the Company cannot raise sufficient funds it will not succeed**

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

**We may not have enough capital as needed and may be required to raise more capital.**

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit at attractive rates when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors.

**It should be noted that Wingamm Group Srl recently attempted to terminate our distribution agreement, negatively impacting our agreements with dealers, and impacting our ability to raise capital, all of which will have a significant material adverse effect on the Company's financial position and results of operations. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" above and "- Regulation Crowdfunding Offering Launched and Withdrawn" above.**

Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Terms of subsequent financings may adversely impact your investment**

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**Management Discretion as to Use of Proceeds**

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of prior offerings and other company resources. The use of proceeds and resources is based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

**Projections: Forward Looking Information**

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**We are reliant on one main type of service**

All of our current services are variants on one type of service, distribution of Recreational Vehicles produced by Wingamm Group Srl. Our revenues are therefore dependent upon the general market for Recreational Vehicles and the specific market for Wingamm Recreational Vehicles.

**It should be noted that Wingamm Group Srl recently attempted to terminate our distribution agreement. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" above.**

**Minority Holder; Securities with Voting Rights**

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

**You are trusting that management will make the best decision for the company**

You are trusting in management discretion. You are buying Common Stock as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

**Insufficient Funds**

The Company will likely need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

**It should be noted that Wingamm Group Srl recently attempted to terminate our distribution agreement, negatively impacting our ability to raise capital, both of which will have a significant material adverse effect on the Company's financial position and results of operations. In response, the Company filed a lawsuit in Federal Court. *See* "Subsequent Events - Litigation" above and "-Regulation Crowdfunding Offering Launched and Withdrawn" above.**

**Our products could fail to achieve the sales projections we expected**

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

**We face significant market competition**

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are competing against other recreational activities**

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

**We are an early stage company and have not yet experienced a profitable year**

W Motorhome Sales North America, Inc. was formed on September 7, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. W Motorhome Sales North America has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

**We are an early stage company and have limited revenue and operating history**

The Company has a short history, few customers, and only recently generated its first revenues. If you are investing in this company, it is because you think that bringing Wingamm Group Srl's Recreational Vehicles to the United States is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), NHTSA (National Highway Traffic Safety Administration) and other relevant state and federal government laws and regulations.**

Laws and regulations concerning the selling of our products may be subject to change and, if they do, then the selling of our products may no longer be possible or in the best interest of the Company. At such point the Company may no longer want to sell our products and therefore your investment in the Company may be affected.

It should be noted that recent and potential future disruptions to federal governmental entities, and federal statutory interpretation and regulations may have an adverse impact on the Company and Wingamm Group, and their operations (*also see* "Tariff Policy Disruption" below).

Our ability to sell our products or services is dependent on outside government regulation which can be subject to change at any time.

**We rely on third parties to provide services essential to the success of our business**

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**Supply Chain Disruption**

Our business plans are entirely dependent upon a single supplier, Wingamm Group Srl, which is based in Italy. Any disruption of Wingamm Group Srl's operations or of its supply chain, including disruptions to shipping or changes in shipping costs, would likely have a material adverse impact on our Company. Our ability to generate revenues is dependent upon our supply of Recreational Vehicle products from Wingamm Group Srl and any failure of Wingamm Group Srl to supply Recreational Vehicle products to us or our dealership partners at prices acceptable to the market would likely have a material adverse impact on our Company.

**Tariff Policy Disruption**

Our business plans are entirely dependent upon a single supplier, Wingamm Group Srl, that is based in Italy. The recent increase of the tariff applied to products imported to the United States from the European Union has adversely impacted our Company. Our ability to generate revenues and profits is dependent upon demand for Wingamm products. The recently increased tariff rate and any further increase in the applicable tariff may reduce the overall consumer value proposition of Wingamm products to a level that impacts demand, having a material adverse impact on our Company and its operating revenues. Most competing motorhomes are manufactured in the United States and, while they may use imported parts subject to increased tariffs, it is probable that the impact of tariffs on competing motorhomes will not be as significant as the impact on Wingamm motorhomes. In addition, Wingamm Group could make a business decision not to specifically manufacture for the U.S. market if tariffs significantly depress demand.

**Our business model is impacted by general economic conditions in our markets, including inflation and interest rates, as well as the health of the RV industry, and ongoing economic and financial uncertainties could cause a decline in consumer spending that could adversely affect our business, financial condition and results of operations.**

As a business that relies on consumer discretionary spending, we have in the past and may in the future be adversely affected if our customers reduce, delay or forego their purchases of our services, protection plans, products and resources as a result of:

- job losses, lower income levels or other population and employment trends;
- bankruptcies;
- higher consumer debt costs;
- higher interest rates;
- reduced access to credit;

- higher energy and fuel costs;
- relative or perceived cost, availability and comfort of RV use versus other modes of travel, such as air travel and rail;
- falling home prices;
- lower consumer confidence or discretional consumer spending;
- higher inflation rates;
- uncertainty or changes in tax policies and tax rates;
- uncertainty or changes in import/export policies, including tariffs;
- uncertainty due to national or international security concerns; or
- other general economic conditions, including deflation and recessions.

**RESTRICTIONS ON TRANSFER**

The common stock sold in a Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2025.

**W Motorhome Sales North America, Inc.**

By /s/ Tony Diamond

Name: Tony Diamond

Title: Director, Chief Executive Officer and President

Exhibit A

**FINANCIAL STATEMENTS**

**CERTIFICATION**

I, Tony Diamond, Principal Executive Officer of W Motorhome Sales North America, Inc., hereby certify that the financial statements of W Motorhome Sales North America, Inc. included in this Report are true and complete in all material respects.

*Tony Diamond*

Director, Chief Executive Officer and President

# W MOTORHOME SALES NORTH AMERICA, INC.

## CONSOLIDATED FINANCIAL STATEMENTS
## AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025
## (UNAUDITED) AND 2024 *(Audited)*

*(Expressed in United States Dollars)*

## INDEX TO FINANCIAL STATEMENTS

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
W Motorhome Sales North America, Inc.
Nashville, TN

We have reviewed the accompanying financial statements of W Motorhome Sales North America, Inc. (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 28, 2026
Calabasas, CA 91302

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
W Motorhome Sales North America, Inc.
Nashville, TN

**Opinion**

We have audited the consolidated financial statements of W Motorhome Sales North America, Inc., which comprise the consolidated balance sheets as of December 31, 2024, and 2023, the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of W Motorhome Sales North America, Inc. as of December 31, 2024, and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Going Concern**

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**Responsibilities of Management for the Consolidated Financial Statements**

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about Company's ability to continue as a going concern for a period of twelve months as of the date of this report.

**Auditor's Responsibilities for the Audit of the Consolidated Financial Statements**

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

December 2, 2025
Los Angeles, California

## W Motorhome Sales North America, Inc.
## Consolidated Balance Sheets

| As of December 31, | | 2025 | | 2024 |
|---|---|---|---|---|
| (USD $ in Dollars) | | **Unaudited** | | **Audited** |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and Restricted Cash | $ | 1,491,100 | $ | 1,546,944 |
| Prepaids and Other Current Assets | | 6,768 | | - |
| **Total Current Assets** | | **1,497,868** | | **1,546,944** |
| | | | | |
| Intangible Assets, net | | 2,250 | | 2,500 |
| **Total Assets** | **$** | **1,500,118** | **$** | **1,549,444** |
| | | | | |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | | | |
| Current Liabilities: | | | | |
| Accounts Payable | $ | 80,018 | $ | 53,411 |
| Due to Related Party | | 29,154 | | 29,154 |
| Current Portion of Note Payable - Related Party | | - | | 1,450,000 |
| Accrued Interest - Related Party | | - | | 105,352 |
| Deferred Revenue | | 100,500 | | 105,000 |
| **Total Current Liabilities** | | **209,672** | | **1,742,917** |
| | | | | |
| Note Payable - Related Party, net of current portion | | 1,450,000 | | - |
| Accrued Interest - Related Party | | 177,852 | | - |
| **Total liabilities** | **$** | **1,837,524** | **$** | **1,742,917** |
| | | | | |
| **STOCKHOLDERS' DEFICIT** | | | | |
| Common Stock, $0.0001 par, 5,000,000 shares authorized, 4,136,306 shares issued and outstanding as of December 31, 2024 and 2023 | $ | 414 | $ | 414 |
| Additional Paid in Capital (APIC) | | 649,258 | | 649,258 |
| Accumulated Deficit | | (987,078) | | (843,145) |
| **Total Stockholders' Deficit** | | **(337,406)** | | **(193,473)** |
| | | | | |
| **Total Liabilities and Stockholders' Deficit** | **$** | **1,500,118** | **$** | **1,549,444** |

*See accompanying notes to financial statements.*

| For the Years Ended December 31, | 2025 | 2024 |
|---|---|---|
| (USD $ in Dollars) | Unaudited | Audited |
| Net Revenue | $ 153,441 | $ - |
| Cost of Revenue | 2,180 | - |
| Gross profit | 151,261 | - |
| | | |
| Operating Expenses | | |
| General and Administrative | 164,107 | 141,126 |
| Sales and Marketing | 92,024 | 46,509 |
| **Total Operating Expenses** | 256,131 | 187,635 |
| | | |
| Operating Loss | (104,870) | (187,635) |
| | | |
| Interest Expense | (72,500) | (72,897) |
| Other Income | 33,437 | 26,377 |
| **Loss Before Provision for Income Taxes** | (143,933) | (234,155) |
| Benefit for income taxes | - | - |
| | | |
| **Net Loss** | **$ (143,933)** | **$ (234,155)** |

*See accompanying notes to financial statements.*

**W MOTORHOME SALES NORTH AMERICA, INC.**

**CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT**

**AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 (UNAUDITED) AND 2024 (AUDITED)**

| (USD $ in Dollars, except per share data) | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|
| **Balance—December 31, 2023 (Audited)** | 4,136,306 | **$ 414** | **$ 649,258** | **$ (608,990)** | **$ 40,682** |
| Net loss | - | - | - | (234,155) | **(234,155)** |
| **Balance—December 31, 2024 (Audited)** | **4,136,306** | **$ 414** | **$ 649,258** | **$ (843,145)** | **$ (193,473)** |
| Net loss | | | | (143,933) | (143,933) |
| **Balance—December 31, 2025 (Unaudited)** | **4,136,306** | **$ 414** | **$ 649,258** | **$ (987,078)** | **$ (337,406)** |

*See accompanying notes to financial statements.*

| For the Years Ended December 31, | 2025 | 2024 |
|---|---|---|
| (USD $ in Dollars) | Unaudited | Audited |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (143,933) | $ (234,155) |
| Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities | | |
| Accrued Interest - Related Party | 72,500 | 12,393 |
| Amortization of Intanigble Assets | 250 | |
| Changes in operating assets and liabilities: | | |
| Prepaids and Other Current Assets | (6,768) | 27,057 |
| Accounts Payable | 26,607 | 44,186 |
| Due to Related Party | - | (1,315) |
| Deferred Revenue | (4,500) | 1,000 |
| **Net Cash Used In Operating Activities** | **(55,844)** | **(150,834)** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Issuance of Common Stock | - | - |
| **Net Cash Provided by Financing Activities** | - | - |
| | | |
| Change in Cash and Restricted Cash | (55,844) | (150,834) |
| Cash and Restricted Cash —beginning of year | 1,546,944 | 1,697,778 |
| **Cash and Restricted Cash —end of year** | **$ 1,491,100** | **$ 1,546,944** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ - | $ 60,504 |
| Cash Paid During the Year for Income Taxes | | $ - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

W Motorhome Sales North America, Inc. (the "Company") was formed in Delaware on September 7, 2022. The financial statements of W Motorhome Sales North America, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashville, Tennessee.

W Motorhome Sales North America, Inc. is a Delaware corporation headquartered in Franklin, Tennessee, engaged in the distribution of premium motorhomes manufactured by Wingamm Group SRL of Italy to recreational vehicle dealers across the United States. The Company holds exclusive sales rights for Wingamm motorhomes in the U.S. market, with a right of first refusal for Canada and Mexico. The Company commenced commercial operations in 2025 with its first motorhome deliveries to U.S. dealers.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Consolidation**

The financials of the Company include its parent company, TM Motorhome Sales LLC ("the LLC"), a Delaware entity formed on October 27th, 2020. In September 2022, the Company entered into an Asset Purchase Agreement ("the Asset Purchase Agreement") with the LLC whereby the LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities in exchange for 4,000,000 shares of the Company's Common Stock. Any operating activities related to the LLC are reflected on the Company's consolidated financial statements, and all significant intercompany transactions have been eliminated.

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Restricted Cash**

Cash includes all cash in banks held in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2025 and 2024, the Company's unrestricted cash balances of $191,100 and $96,944, respectively, were within federally insured limits.

As of December 31, 2025 and 2024, $1,300,000 and $1,450,000, respectively, is classified as restricted cash on the balance sheet, representing funds held as collateral to secure an irrevocable standby letter of credit issued by Fifth Third Bank, National Association in favor of Wingamm Group SRL, Italy, in connection with the supply of motorhomes to the Company. These funds are not available for general corporate purposes until the letter of credit expires or is released.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. No such impairment was recorded for the years ended January 31, 2025, and 2024.

**Intangible Assets**

Sales rights are amortized on a straight-line basis over a useful life of 10 years, commencing upon the first motorhome delivery in the U.S., which occurred in 2025.

**Promissory Notes and Term Loans**

Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

**Related Party Transactions**

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm’s length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

**Deferred Revenue**

The Company's contracts typically involve a single performance obligation — the sale and delivery of its products. When customers prepay for products that have not yet shipped, the Company records the unearned portion as deferred revenue. Deferred revenue is classified as a current liability when performance is expected within one year.

As of December 31, 2025, and 2024, the Company recorded deferred revenue of $100,500 and $105,000, respectively. Deferred revenue primarily relates to customer prepayments for products that had not yet been shipped as of the balance sheet date.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Revenue Recognition**

The Company recognizes revenue in accordance with ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), when control of promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services:

(1) Identification of the contract with the customer: A contract exists when it is mutually approved by both parties, the rights and payment terms of each party can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.
(2) Identification of performance obligations: Performance obligations consist of promises to transfer distinct goods or services to the customer, or a series of distinct goods or services that are substantially the same and have the same pattern of transfer.
(3) Determination of the transaction price: The transaction price reflects the amount of consideration the Company expects to be entitled to in exchange for transferring goods or services, excluding amounts collected on behalf of third parties.
(4) Allocation of the transaction price: Where a contract contains multiple performance obligations, the transaction price is allocated to each obligation on a relative standalone selling price basis.
(5) Recognition of revenue: Revenue is recognized when or as control of the promised goods or services is transferred to the customer.

The Company authorizes and facilitates transactions between Wingamm Group SRL and authorized U.S. dealers. Units are sold directly from the manufacturer to dealers, and the Company does not obtain control of the goods prior to their transfer to dealers. Accordingly, the Company recognizes revenue on a net basis, representing the residual amount

retained after dealers recoup enumerated reimbursable expenses, including floorplan repayment, interest, tariff and shipping costs, and the dealer's profit. The Company's primary obligations consist of dealer authorization, brand management, and marketing activities in the U.S. market.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and 2024 were $92,024 and $46,509, respectively, which are included in sales and marketing expenses.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

## 3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2025 (Unadited) | 2024 (Audited) |
|---|---|---|
| Prepaids | 6,768 | - |
| **Total Prepaids and Other Current Assets** | **$ 6,768** | **$ -** |

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months, primarily relating to insurance and other operational expenses.

## 4. INTANGIBLE ASSETS

On October 21, 2020, Tony Diamond, a company director, purchased the exclusive rights to sell Wingamm motorhomes in the U.S. along with a right of first refusal for exclusive sales rights in Canada and Mexico from GS Vanlife, Inc. for $2,500. These rights were subsequently contributed to the Company as a non-cash capital contribution.
Intangible assets consist of the following:

| As of December 31, | 2025 (Unauididted) | 2024 (Audited) |
|---|---|---|
| Sales rights | $ 2,500 | $ 2,500 |
| **Intangible Assets, at cost** | **2,500** | **2,500** |
| Accumulated Amortization | (250) | - |
| **Intangible Assets, net** | **$ 2,250** | **$ 2,500** |

Amortization expense for the years ended December 31, 2025 and 2024 was $250 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

| Period | Amortization Expense |
|---|---|
| 2026 | $ 250 |
| 2027 | 250 |
| 2028 | 250 |
| 2029 | 250 |
| Thereafter | 1,250 |
| **Total** | **$ 2,250** |

## 5. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 6,900,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2025, and 2024, 4,136,306 shares have been issued and were outstanding.

## 6. DEBT

**Note Payable - Related Party**

During the years presented, the Company borrowed money from related parties as described in Note 7. The notes bear interest at 5% per annum, are unsecured, and provide for an increase in the interest rate to 10% in the event of default. In December 2025, all outstanding notes were amended for the fourth time, extending the maturity date from March 31, 2026 to March 31, 2027. As a result of this extension, the outstanding balance of $1,450,000 has been reclassified from current liabilities to non-current liabilities as of December 31, 2025. As of December 31, 2024, the notes were classified as current liabilities as the then-applicable maturity date fell within twelve months of the balance sheet date.

| | | | | | As of Year Ended December 31, 2025 (Unaudited) | | | As of Year Ended December 31, 2024 (Audited) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest rate | Borrowing Period | Maturity Date | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Note payable | $ 1,450,000 | 5.00% | 2022 | 03/31/2027 | $ - | $ 1,450,000 | $ 1,450,000 | $ 1,450,000 | $ - | $ 1,450,000 |
| **Total** | | | | | $ - | $ 1,450,000 | $ 1,450,000 | $ 1,450,000 | $ - | $ 1,450,000 |

## 7. RELATED PARTY TRANSACTIONS

On September 19, 2022, and December 15, 2022, the Company entered into various Letters of Credit Promissory Notes with Tony Diamond, Director, Michael Sloan, former Director, and their immediate family members for a total original principal amount of $1,740,000, of which $1,450,000 remains outstanding as of December 31, 2025. The proceeds were originally received by TM Motorhome Sales LLC and are held solely as collateral to secure a $1,450,000 letter of credit issued for the benefit of Wingamm Group Srl of Italy in connection with the export of motorhomes to the Company. Following the execution of the Asset Purchase Agreement in September 2022, the sale agreement with the Manufacturer was assigned to the Company; however, the letter of credit remains in the LLC's name, and the Company has agreed to assume all related costs, including interest payments and bank fees. For further details regarding the terms and classification of these notes, refer to Note 6 — Debt.

As of December 31, 2025, and December 31, 2024, Tony Diamond, Director and Michael Sloan, former Director provided the Company with a total advance of $29,154.

## 8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

| For the Year Ended December 31, | 2025 (Unaudited) | 2024 (Audited) |
|---|---|---|
| Net Operating Loss | $ (42,748) | $ (69,544) |
| Valuation Allowance | 42,748 | 69,544 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

| As of December 31, | 2025 (Unaudited) | 2024 (Audited) |
|---|---|---|
| Net Operating Loss | $ (293,162) | $ (250,414) |
| Valuation Allowance | 293,162 | 250,414 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $987,078. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9. COMMITMENTS AND CONTINGENCIES

**Contingencies**

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2025, the Company has an operating loss of $104,870, an operating cash outflow of $56,094. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

## 11. SUBSEQUENT EVENTS

Subsequent to December 31, 2025, the Company became involved in a legal dispute with Wingamm Group Srl ("Wingamm") and certain authorized dealers relating to the Company's distribution and dealership arrangements for Wingamm motorhomes in the United States.

In February 2026, Wingamm issued a notice alleging breaches of the parties' distribution agreement and purported to terminate the agreement effective March 21, 2026 unless the alleged breaches were cured. The Company disputed the allegations and asserted that it had not breached the agreement. Related disputes also arose with certain authorized dealers regarding dealership agreements and related operational matters.

On April 16, 2026, the Company filed litigation in the United States District Court for the Southern District of New York against Wingamm and certain dealers challenging the attempted termination of the agreements. On April 20, 2026, the Court granted the Company's request for a temporary restraining order maintaining the contractual relationships between the parties pending further proceedings. A hearing on the Company's motion for a preliminary injunction was scheduled for May 4, 2026.

The Company intends to continue defending its contractual rights. The ultimate outcome of the litigation cannot presently be determined. As of the date the financial statements were available to be issued, management concluded that a loss contingency was neither probable nor reasonably estimable under ASC 450; accordingly, no liability has been recorded in the accompanying financial statements.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

# Exhibit B

Complaint

TM Motorhome Sales, LLC et al. v. Turri & Boari SNC et al., No. 26 Civ. 3132 (KPF) (S.D.N.Y.)

UNITED STATES DISTRICT COURT FOR THE
SOUTHERN DISTRICT OF NEW YORK

| | |
|---|---|
| TM MOTORHOME SALES, LLC, a Delaware Limited Liability Company, W MOTORHOME SALES NORTH AMERICA, INC., a Delaware Corporation,<br><br>PLAINTIFFS,<br><br>v.<br><br>TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL, a foreign entity based in Italy, AUTO STATION LLC, a Tennesee Limited Liability Company, and KELLVILLE DESIGNS LLC, a Utah Limited Liability Company,<br><br>DEFENDANTS. | CIVIL ACTION NO.:<br><br>**VERIFIED COMPLAINT** |

Plaintiff TM Motorhome Sales, LLC and Plaintiff W Motorhome Sales North America, Inc., corporations organized and existing under the laws of the State of Delaware, alleges as follows:

## NATURE OF THE ACTION

1. This action arises from Defendants' coordinated scheme to dismantle Plaintiff's TM Motorhome Sales, LLC and Plaintiff's W Motorhome Sales North America, Inc. exclusive United States distribution business for certain high end and unique RV vehicles and misappropriate the market Plaintiff built from inception.

2. Plaintiff brings this action for injunctive relief, breach of contract, violation of the implied covenant of good faith and fair dealing, fraud, tortious interference with prospective economic advantage, estoppel, declaratory judgment, unjust enrichment, accounting and injunctive relief, based on Defendants' wrongful termination of agreements, circumvention of Plaintiff's TM Motorhome Sales, LLC and Plaintiff W's Motorhome Sales North America, Inc. distribution rights, and direct dealings designed to appropriate Plaintiff's TM Motorhome Sales, LLC and Plaintiff's W Motorhome Sales North America, Inc. business, goodwill, and revenue streams. Without the issuance of injunctive relief, the Plaintiff's TM Motorhome Sales, LLC and Plaintiff's W Motorhome Sales North America, Inc. business reputation, good will and business will be destroyed.

**JURISDICTION AND VENUE**

3. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332, as this is a civil action between citizens of different states and/or foreign entities, and the amount in controversy exceeds $75,000, exclusive of interest and costs.

4. This Court also has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 to the extent any claims arise under federal law.

5. This Court has personal jurisdiction over Defendant Turri & Boari SNC d/b/a Wingamm a/k/a Wingamm Group SRL ("Defendant Wingamm") by virtue of its express consent to jurisdiction in this forum.

6. Specifically, pursuant to Section 11.10 of the Distribution Agreement between Plaintiff TM Motorhome Sales, LLC and Defendant Wingamm, dated October 21, 2021, Defendant Wingamm agreed that: "Each party hereby consents to the exclusive jurisdiction of the state or federal courts of the State of New York, County of New York or the Southern District of New York, as

appropriate, for all disputes or controversies which may arise between the parties out of or in connection with this Agreement..." **(See Exhibit A of Tony Diamond's Declaration).**

7. By virtue of this clear and unambiguous forum selection clause, Defendant Wingamm has contractually submitted to the jurisdiction of this Court, and the exercise of personal jurisdiction over Defendant Wingamm is proper and enforceable.

8. This Court has personal jurisdiction over Defendant Kellville Designs LLC.

9. Pursuant to Section 18.1(c) of the Dealer Agreement with Plaintiff W Motorhome Sales North America, Inc., dated September 14, 2024, Defendant Kellville Designs LLC agreed that disputes would generally be subject to the exclusive jurisdiction of the State of Utah.

10. However, the Dealer Agreement expressly provides in Section 18.1(c) of the Dealer Agreement:

> **Without prejudice to Sections 18.1(a) and 18.1(b) above Company shall nevertheless still have the right to apply at any time for injunctive, other interlocutory or emergency relief to any competent court** (emphasis added)."
>
> **(See Exhibit K of Tony Diamond's Declaration).**

11. This action seeks injunctive and emergency relief.

12. Accordingly, by the plain terms of Section 18.1(c) of the Dealer Agreement, Defendant Kellville Designs LLC consented to the jurisdiction of any competent court for purposes of such relief, including this Court.

13. This Court therefore constitutes a competent court for purposes of Plaintiff's application for injunctive relief against Defendant Kellville Designs LLC, and the exercise of personal jurisdiction is proper.

14. This Court has personal jurisdiction over Defendant Auto Station LLC.

15. Pursuant to Section 18.1(c) of the Dealer Agreement with the Plaintiff W Motorhome Sales North America, Inc., dated September 24, 2024, Defendant Auto Station LLC agreed that disputes would generally be subject to the exclusive jurisdiction of the State of Tennessee.

16. However, the Dealer Agreement expressly provides in Section 18.1(c) of the Dealer Agreement:

> **Without prejudice to Sections 18.1(a) and 18.1(b) above Company shall nevertheless still have the right to apply at any time for injunctive, other interlocutory or emergency relief to any competent court** (emphasis added)."
>
> **(See Exhibit L of Tony Diamond's Declaration).**

17. This action seeks injunctive and emergency relief.

18. Accordingly, by the plain terms of Section 18.1(c) of the Dealer Agreement, Defendant Auto Station LLC consented to the jurisdiction of any competent court for purposes of such relief, including this Court.

19. This Court therefore constitutes a competent court for purposes of Plaintiff's application for injunctive relief against Defendant Auto Station LLC, and the exercise of personal jurisdiction is proper.

20. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b).

21. Accordingly, jurisdiction and venue are proper in this Court as to all Defendants.

## PARTIES

22. Plaintiff TM Motorhome Sales, LLC is a limited liability company organized and existing under the laws of the State of Delaware, with its principal place of business located at 625 Bakers Bridge Ave. Ste 105-88, Franklin, Tennessee 37067.

23. Plaintiff W Motorhome Sales North America, Inc. is a corporation organized and existing under the laws of the State of Delaware, with its principal place of business located at 625 Bakers Bridge Avenue, Suite 105-88, Franklin, Tennessee 37067.

24. On or about September 7, 2022, W Motorhome Sales North America, Inc. entered into an Asset Purchase Agreement with TM Motorhome Sales, LLC whereby TM Motorhome Sales, LLC sold all of its assets attributable to the business of serving as the exclusive provider of Wingamm recreational vehicles in the US along with all associated liabilities.

25. As such, Plaintiff TM Motorhome Sales, LLC and Plaintiff W Motorhome Sales North America, Inc., are collectively referred to herein as "Plaintiff" and/or "Distributor".

26. Defendant Turri & Boari SNC d/b/a Wingamm a/k/a Wingamm Group Srl ("Defendant Wingamm" and/or "Company") is an Italian business entity with its principal place of business located at Via Nassar 40, Settimo di Pescantina (VR) 37026, Italy and/or Via Ex Internati, 5 Balconi di Pescantina (Verona), Italy.

27. Defendant Auto Station LLC is a limited liability company organized and existing under the laws of the State of Tennessee, with its principal place of business located at 1609 Nolensville Road, Nashville, Tennessee 37210.

28. Defendant Kellville Designs LLC is a limited liability company organized and existing under the laws of the State of Utah, with its principal place of business located at 766 West 1700 South, Salt Lake City, Utah 84104.

29. Defendants Auto Station LLC and Defendant Kellville Designs LLC are collectively referred to herein as "Dealer Defendants".

30. Defendant Wingamm, Defendant Auto Station LLC, and Defendant Kellville Designs LLC are collectively referred to herein as "Defendants."

## FACTUAL ALLEGATIONS

31. Plaintiff brings this action to redress a coordinated scheme by Defendants to destroy Plaintiff's rights as sole and exclusive distributor of Wingamm RVs in the United States and deprive Plaintiff

of the United States market for Wingamm RVs, a market created, developed, and sustained through Plaintiff's efforts as approved by Defendant Wingamm.

32. Beginning in or about 2019, Plaintiff undertook the task of introducing Wingamm RVs into the United States. Plaintiff retained consultants to develop a cost-effective method for Defendant Wingamm to achieve U.S. regulatory compliance. While Defendant Wingamm believed compliance required costly crash testing for each model, Plaintiff devised an alternative homologation solution by replacing the Fiat chassis with a RAM chassis, eliminating the need for crash testing. This solution was applied across Defendant Wingamm's entire motorhome line. At that time, Defendant Wingamm had no established presence, no dealer network, no service network and no meaningful consumer demand in the United States. Around 2020, Defendant Wingamm were unable to obtain the critical second-stage manufacturing designation required to produce and sell RVs in the United States; Plaintiff resolved this issue.

33. Beginning in or about 2020 and continuing into 2022, Plaintiff made substantial investments to develop the U.S. market for Wingamm, including nationwide marketing campaigns, pop-up retail displays, trade show participation, direct consumer engagement, and the establishment of a dealer network to sell and service Wingamm products. Plaintiff invested heavily in building that market. These efforts included nationwide marketing campaigns, trade show participation, direct consumer outreach, and the development of a dealer network capable of selling and servicing Wingamm products. **(See Exhibit B-E of Tony Diamond's Declaration).**

34. Through these efforts, Plaintiff created demand for Wingamm products where very little previously existed and transformed Wingamm into a viable and recognized brand in the United States recreational vehicle market.

35. On October 21, 2021, Plaintiff and Defendant Wingamm formalized their relationship by entering into a written Distribution Agreement (the "Distribution Agreement"). **(See Exhibit A of Tony Diamond's Declaration).** Pursuant to that agreement, Wingamm expressly granted Plaintiff exclusive distribution rights within the United States. The agreement provides, in relevant part:

> "Section 2.1 Appointment of Distributor. The Company hereby appoints the Distributor as the sole and exclusive distributor of Products in the United States of America… and the Distributor hereby accepts such appointment." **(See Exhibit A of Tony Diamond's Declaration).**

36. Furthermore, Section 2.3 of the Distribution Agreement provided that:

> "2.3 In the event that the Company gives any consideration at appointing a distributor in Canada or Mexico, then the Distributor will be given the right of first refusal to own and operate such distributor in Canada or Mexico along the same or similar terms and conditions as set forth in this Agreement…" **(See Exhibit A of Tony Diamond's Declaration).**

37. The exclusivity provision was fundamental to the parties' relationship and served as the cornerstone upon which Plaintiff structured its entire United States business operations. Plaintiff relied on this exclusivity in committing substantial capital and resources continue to build the Wingamm brand in the United States.

38. The Distribution Agreement also contains a binding forum selection clause, negotiated and agreed to by the parties, which provides:

> "11.10 Jurisdiction. Each party hereby consents to the exclusive jurisdiction of the state or federal courts of the State of New York, County of New York or the Southern District of New York… for all disputes or controversies which may arise between the parties out of or in connection with this Agreement…." **(See Exhibit A of Tony Diamond's Declaration).**

39. From 2021 through 2023, Plaintiff and Defendant Wingamm worked collaboratively to introduce Wingamm RVs into the United States. At the time of execution, the sole model being prepared for sale in the U.S. market was the OASI 540, later adapted into the OASI 540.1. The parties' conduct, however, consistently reflected an understanding that additional models would be

introduced as part of a broader United States rollout and that Plaintiff's exclusive distribution rights extend to all Wingamm products produced for sale in the United States market. **(See Exhibits N, O, Q, W, AA, BB, DD of Tony Diamond's Declaration).**

40. On or about March 29, 2023, the parties executed the First Amendment to the Distribution Agreement (the "Amendment"), which established sales targets and defined "Distribution Years":

> "Section 2.5 Sales Targets. The Parties agree that the Distributor shall reach minimum sales targets for each twelve (12) month period during the Term of this agreement (each such period a "Distribution Year"). The initial Distribution Year shall commence upon the date the first Product is delivered to a customer in the Territory with each successive Distribution Year commencing immediately upon the end of the immediately preceding Distribution Year. The Distributor's minimum annual sales requirement for each Distribution Year (the "Minimum Sale Requirement") is set forth in the table below

| Distribution Year | Minimum Sale Requirement |
|---|---|
| Year 1 | 80 Products |
| Year 2 | 140 Products |
| ... | ... |

> In the event that the Distributor does not sell at least forty (40) Products in the initial Distribution Year, the Company has the option to appoint additional distributors for the Products in the Territory and the Distributor will become a non-exclusive distributor, provided that such failure by the Distributor is not the result of (i) the Company's inability to supply Products in sufficient quantities, (ii) the Company's failure to supply Products on a timely basis, (iii) the Company's inability to support warranty claims, or (iv) an Event of Force Majeure, as defined in Section 11.2.
>
> The Distributor's failure to satisfy the Minimum Sale Requirement in the second or any subsequent Distribution Year shall constitute a breach of this Agreement and shall constitute grounds for termination of this Agreement for cause pursuant to Section 6.2, provided that such failure by the Distributor is not the result of (i) the Company's inability to supply Products in sufficient quantities, (ii) the Company's failure to supply Products on a timely basis, (iii) the Company's inability to support warranty claims, or (iv) an Event of Force Majeure, as defined in Section 11.2."

**(See Exhibit F of Tony Diamond's Declaration).**

41. Critically, the Amendment further provides that if Plaintiff fails to meet certain thresholds, Wingamm's remedies are limited and conditional. For example, in the first Distribution Year,

Wingamm's sole remedy is the option to appoint additional distributors only if Plaintiff sells fewer than forty units, and even then, only if such failure is not attributable to Wingamm's own inability to supply products, delays in delivery, failure to support warranty claims, or force majeure. Accordingly, this Amendment makes clear that termination for cause based on sales performance is not available until the second Distribution Year.

42. Following execution of the Amendment, Plaintiff continued to expand the United States market. On or about May 31, 2023, Plaintiff launched a Regulation Crowdfunding campaign through StartEngine. **(See Exhibit G-H of Tony Diamond's Declaration).** In connection with that campaign, a press release reviewed, edited and approved by Defendant Wingamm, highlighted growing consumer demand in the United States for Wingamm products, including not only the OASI 540 but also anticipated models such as the OASI 610 and OASI 690. **(See Exhibit G-H of Tony Diamond's Declaration).** Defendant Wingamm reviewed and edited the draft press release but did not make any changes to the statement that Plaintiff is "the third party exclusive North American distributor for Wingamm™ Group" or the statement that Plaintiff "is the exclusive North American (Mexico, United States and Canada) distributor of Wingamm™ Group." **(See Exhibit G-H of Tony Diamond's Declaration).**

43. The 2023 crowdfunding campaign resulted in 381 investors contributing $477,188.25 at a pre-money valuation of $21,000,000.00, reflecting substantial market validation of Distributor's efforts.

44. Throughout 2024, Plaintiff and Defendant Wingamm engaged in ongoing communications concerning the rollout of products in the United States, including production, certification, financing, dealers, service centers, customer events, press, delivery logistics and influencer marketing for the OASI 540, OASI 610 and OASI 690. On June 28, 2024, Plaintiff sent an email

communication summarizing discussions between the parties and outlining a phased launch strategy. **(See Exhibit J of Tony Diamond's Declaration).** These communications reflected a mutual understanding that initial deliveries would proceed under modified commercial terms, including the absence of purchase orders and deposits for initial units, adjusted payment timing upon delivery and a tolling of the start of the clock on "Year 1" as defined in the Distribution Agreement. Following these discussions, the parties proceeded with coordinated production planning and delivery of U.S.-compliant vehicles.

45. To further develop the distribution infrastructure, Plaintiff entered into dealer agreements in September 2024. On September 14, 2024, Plaintiff entered into a Wingamm Dealer Sales, Parts and Service Agreement with Defendant Kellville Designs LLC and Plaintiff entered into a similar agreement with Defendant Auto Station LLC on September 24, 2024 (collectively, the "Dealer Agreements"). **(See Exhibit K-L of Tony Diamond's Declaration).**

46. These Dealer Agreements governed the relationship between Plaintiff, Defendant Wingamm, and authorized dealers within the United States.

47. At Plaintiff's request and in order to satisfy Utah and Tennessee state automotive dealership legal requirements, Defendant Wingamm provided Dealer Defendants with formal written authorization to retail Wingamm products, which stated, "In conjunction with your dealership agreement with our exclusive North American distributor, W Motorhome Sales North America, we are pleased to authorize you to sell Wingamm products…" **(See Exhibit M of Tony Diamond's Declaration).**

48. The Dealer Agreements contain explicit non-circumvention provisions, including:

> "2.10 Dealer agrees that it shall purchase all of its new Vehicle inventory from Company only and that Dealer will not purchase any new Vehicles from Manufacturer directly except in coordination with Company and subject to Company's right to receive a portion of Vehicle sale proceeds from Dealer and/or

Manufacturer, while this Agreement is in place. Dealer agrees that it shall not approach Manufacturer with any proposal to circumvent this Agreement."

**(See Exhibit K-L of Tony Diamond's Declaration).**

49. The dealers were selected through a collaborative process involving both Plaintiff and Defendant Wingamm and were intended to operate within the exclusive distribution structure established by the Distribution Agreement.

50. In 2025, Plaintiff's marketing and promotional efforts continued to bear fruit. On July 10, 2025, a Defendant Wingamm-approved press release confirmed that the OASI 540.1 had entered the United States market and that additional models, including the OASI 610 and OASI 690, were expected to follow. Around this time, the parties also addressed tariff-related challenges associated with importing vehicles into the United States.

51. On or about July 23, 2025, Defendant Wingamm encountered tariff issues at U.S. customs, and the parties worked collaboratively to address these challenges. On August 11, 2025, the parties agreed upon a revised pricing structure to account for tariff costs, which was subsequently described in a Defendant Wingamm-approved press release dated August 18, 2025.

52. Throughout this period, Defendant Wingamm repeatedly reaffirmed Plaintiff's exclusive rights. On or about November 28, 2025, Defendant Wingamm communicated directly to Plaintiff:

"We are writing to update you on a development regarding a **completely separate market segment** from the recreational vehicle market in which you hold the exclusive rights.
"This initiative does **not** involve the sale of civilian Wingamm RVs, nor does it overlap with the retail or commercial RV business that you manage across the United States."
**"Garmor is strictly prohibited from selling any non-armored Wingamm RVs**, ensuring there is **zero competition** with your distribution rights or retail business
"Your exclusivity in the US RV market remains fully intact and unchanged."

**(See Exhibit GG of Tony Diamond's Declaration).**

53. In December 2025, the parties continued to expand their relationship. On December 2, 2025, Plaintiff initiated discussions to update the Distribution Agreement to include additional models in connection with a forthcoming crowdfunding campaign. Plaintiff wrote:

> "Hi Lorena,
> As we are preparing to launch crowdfunding, we have been undergoing audits and due diligence from StartEngine (the crowdfunding platform). They have pointed out to us that our Distribution Agreement currently **defines "the Products" by reference to a list that consists solely of the Oasi 540.**
> Because we are launching additional models this year and have been marketing as the exclusive North American distributor of all Wingamm motorhomes, we need to bring the Distribution Agreement current.
> Can we send you a draft amendment which updates the definition of "the Products" to state that it includes all Wingamm recreational vehicles produced for the North American market?"
>
> **(See Exhibit HH of Tony Diamond's Declaration).**

54. Defendant Wingamm responded in an email from Lorena Turri, the CEO of Wingamm, the same day, confirming its agreement: "**Yes, please we can update the agreement by extending the product to the whole Wingamm OASI range**. (emphasis added)" **(See Exhibit HH of Tony Diamond's Declaration).**

55. A Third Amendment to the Distribution Agreement was drafted and transmitted to Defendant Wingamm on or about December 9, 2025. The Third Amendment, as agreed, memorialized the understanding that Plaintiff and Defendant Wingamm had long been operating along, that the scope of the exclusivity extended to all Wingamm models produced for sale in United States. However, Defendant Wingamm failed to execute the amendment, which Plaintiff failed to appreciate until January 27, 2026, as explained hereafter. Defendant Wingamm provided Plaintiff with no explanation for its abrupt and sudden repudiation of its prior assent to the exclusivity to apply to all models.

56. Consistent with this mutual understanding, on December 12, 2025, Defendant Wingamm-replied to questions emailed by Plaintiff on December 9, 2025 regarding a number of issues related to the promotion and sale of the OASI 610 and OASI 690. In this email, Plaintiff stated, "We have a serious buyer for one of the 610 Tampa units and need to complete the MSRP's so we can accurately represent what she'll be purchasing" and Defendant Wingamm replied, "Sounds good!" **(See Exhibit II of Tony Diamond's Declaration).**

57. On January 9, 2026, Plaintiff sent Defendant Wingamm its crowdfunding promotion materials for Defendant Wingamm's approval. In the promotional materials, Plaintiff is identified as the exclusive North American distributor for Defendant Wingamm. In response, Defendant Wingamm stated: "Hello Tony and Mike, this is terrific. Do you maybe have a vertical version, please? Ciao. Lorena." **(See Exhibit KK of Tony Diamond's Declaration).**

58. In the weeks leading up to and including January 12, 2026, Plaintiff were engaged in extensive, high-profile business activities central to the launch and promotion of Defendant Wingamm's products in the United States market. Specifically, Plaintiff were preparing to (i) launch a crowdfunding campaign on January 12, 2026, (ii) host customers and members of the media at a Formula 1 test drive event on January 12, 2026 featuring the OASI 540.1, OASI 610, and OASI 690 models, and (iii) exhibit at the Florida RV SuperShow, commencing January 13, 2026, which draws approximately 70,000 attendees, for the purpose of promoting those same models. Notwithstanding Defendant Wingamm's failure to execute the agreed-upon addendum, it nevertheless actively participated and attended, alongside Plaintiff, in events sponsored and fully funded by Plaintiff, including the January 12, 2026 Formula 1 test drive event and the Florida RV SuperShow, held from January 13 through January 19, 2026. During these events, the newly released OASI 610 and OASI 690 models were prominently showcased and served as

the centerpiece of all marketing and promotional efforts. **(See Exhibits KK-TT of Tony Diamond's Declaration).**

59. Days after these substantial and significant events promoting all Wingamm OASI models, Defendant Wingamm in an email dated January 27, 2026 declared to Plantiff, "For the avoidance of doubt, the current scope of the Distribution Agreement exclusively covers the **Oasi 540.1** model." **(See Exhibit VV of Tony Diamond's Declaration).**

60. As a direct result of Defendant Wingamm's failure to execute the amendment that the parties had agreed upon in December 2025, Plaintiff was forced to withdraw its 2026 crowdfunding campaign, which had been launched at a $31,000,000.00 valuation of Plaintiff's distribution business, and Plaintiff returned $141,720.10 raised between January 12, 2026 and February 10, 2026 from approximately 90 investors.

61. On December 31, 2025, Plaintiff and Defendant Wingamm together further solidified their operational plans for 2026. Plaintiff proposed a phased production schedule totaling 80 units, aligned with anticipated market demand and financing timelines. Plaintiff wrote on December 31, 2025:

> "We agree with you that any plan will likely need to be revised after Tampa, when we expect to have better visibility into customer orders and demand for the year ahead. However, we would like to have an agreed upon "base" plan before Tampa that can be *increased* if the customer response is strong at Tampa, as we expect.
> To that end, we propose the following "base" schedule":
>
> · **February:** 10 units
>
> · **April:** 10 units
>
> · **June:** 10 units
>
> · **August:** 17 units
>
> · **October:** 17 units
>
> · **December:** 16 units
>
> **Total:** 80 units

One thing to note about the base schedule. First, you will see that the orders are larger later in the year.

This is in order to give our crowdfunding time to work as well as other possible sources of financing.

But we also feel it is very likely that we will increase the April and June orders once we have orders in hand from Tampa and the benefit of general demand once there is customer awareness of the Oasi 610 and Oasi 690. We just want to agree now upon a number of deposits that we are comfortable we can pay right now."

**(See Exhibit JJ of Tony Diamond's Declaration).**

62. Defendant Wingamm expressly accepted this proposal by email from Lorena Turri of Defendant Wingamm on December 31, 2025:

"Hello Mike and Tony,

**IT WORKS FOR US. Thank you so much.**

Let's make this year our best chapter yet.

Ciao.

Lorena"

**(See Exhibit JJ of Tony Diamond's Declaration).**

63. In reliance on these material representations and promises, Plaintiff invested more than $100,000.00 into a Tampa, Florida Formula One style test drive event and tradeshow on or about January 12, 2026, to promote the subject motorhomes, which was extremely successful.

64. As of February 18, 2026, Plaintiffs, through their established distribution and dealer network, had successfully sold and actually delivered twenty-two (22) units to end customers. In addition, Plaintiff had secured an additional seventeen (17) confirmed customer orders, each accompanied by a $45,000.00 deposit, with deliveries expected between February and April 2026, some of which, have already been completed, bringing the total to approximately thirty-nine (39) units. Moreover, ninety-nine (99) additional customers had paid reservation deposits to secure positions in the production queue, further evidencing substantial and continuing market demand generated

by Plaintiff. These sales and deliveries were the direct result of Plaintiff's sustained efforts over more than seven years to develop the United States market for Wingamm products, including the creation of a dealer network, service network, cultivation of customer demand, and establishment of the operational infrastructure necessary to support sales and delivery.

65. As a direct result of Plaintiffs seven years of investment and the success of the January 2026 launch initiatives, Plaintiff reasonably projected that 2026 would be their most successful year to date, with sales of at least eighty (80) units based on existing deposits, customer demand, and ongoing production. Further, based on the brand and market established by Plaintiff, as well as Defendants' own acknowledgments and investor-backed financial commitments to the company, future sales are conservatively projected on an annual basis to range between one thousand (1,000) three thousand five hundred (3,500) units by the fifth year.

66. Plaintiff's damages are not speculative. Plaintiff's business model and future projections demonstrate an expected gross profit of approximately $20,000.00 per unit sold. Even under a conservative sales estimate of 1,000 units annually, Plaintiff reasonably anticipates generating no less than $20,000,000.00 in yearly profits derived from its sole and exclusive distribution rights in the United States market of Wingamm motorhomes. Unless Plaintiff is granted the restraining order to preserve the *status quo* and protect against the destruction of Plaintiff's name, reputation, brand and position in the industry, as the exclusive dealer, Plaintiff will suffer irreparable harm

67. A representative of Defendant Kellville Designs, LLC, traveled to Verona, Italy on or about February 17, 2026 to meet directly with Defendant Wingamm in violation of the non-circumvention provision of the Dealer Agreements:

> "2.10 Dealer agrees that it shall purchase all of its new Vehicle inventory from Company only and that Dealer will not purchase any new Vehicles from Manufacturer directly except in coordination with Company and subject to

Company's right to receive a portion of Vehicle sale proceeds from Dealer and/or Manufacturer, while this Agreement is in place. Dealer agrees that it shall not approach Manufacturer with any proposal to circumvent this Agreement."

**(See Exhibit K-L of Tony Diamond's Declaration).**

68. After this meeting, Defendant Wingamm suddenly and wrongfully began a campaign to terminate the Distribution Agreement. Clearly, Defendant Wingamm and Dealer Defendants had decided to work together to eliminate Plaintiff from its role as the sole and exclusive distributor of Wingamm RVs in the United States. Defendant Wingamm, without any basis, took the position contrary to the plain language of the First Amendment, that 2026 constituted the first Distribution Year and that Plaintiff was immediately required to satisfy certain strict and arbitrary production and sales thresholds. Defendant Wingamm further asserted that all operations must proceed strictly under the written terms of the Distribution Agreement, disregarding the parties' prior course of dealing and agreed modifications.

69. On February 18, 2026, Defendant Wingamm issued a notice purporting to terminate the Distribution Agreement, effective March 21, 2026. **(See Exhibit XX of Tony Diamond's Declaration).** This purported termination was contrary to the express terms of the Distribution Agreement and its amendments, including written amendments, amendments reflected in email communications, amendments established through the parties' course of conduct, and oral agreements reached during video conferences, as well as the provisions governing Distribution Years, sales thresholds, and conditions precedent to termination.

70. In its termination notice on February 18, 2026, Defendant Wingamm asserted three purported grounds for termination: "1. The Distributor [Plaintiff] has repudiated the Distribution Agreement indicating in writing its intent not to perform, including in communications to Wingamm on or about February 12, 2026, 2. Distributor [Plaintiff] failed to issue Purchase Orders sufficient to

meet Distributor's Minimum Sales Target for 2026, 3. Distributor [Plaintiff] failed to pay the deposits required for Purchase Orders." **(See Exhibit XX of Tony Diamond's Declaration).** Each of these asserted grounds is entirely without factual basis, unsupported by the record, and directly contradicted by the parties' prior agreements and course of dealing.

71. To the contrary, on December 31, 2025, the parties expressly agreed to a production and delivery schedule for 2026, which Defendant Wingamm accepted in writing. **(See Exhibit JJ of Tony Diamond's Declaration).** This agreed-upon schedule established the operative framework for Plaintiff's performance and reflects the parties' mutual understanding as to timing, volume, and execution of sales for the 2026 calendar year.

72. Moreover, the purported 2026 sales targets cited by Defendant Wingamm were unilaterally and arbitrarily imposed, without contractual justification, and in direct contravention of the First Amendment to the Distribution Agreement, which addresses the timing and calculation of Distribution Years and corresponding sales obligations, as well as the parties' additional agreements reflected in their email communications, course of conduct and oral agreements reached during video conferences.

73. Accordingly, the proffered bases for termination are pretextual, fabricated, and advanced in bad faith. Defendant Wingamm asserted these reasons not as a legitimate exercise of contractual rights, but to manufacture a false breach, wrongfully terminate Plaintiff's exclusive distributorship, and appropriate for itself and the Dealer Defendants the United States market that Plaintiff spent years developing with Defendant Wingamm's participation, approval and cooperation.

74. Since that time, in violation of the agreements, Defendant Wingamm and the Dealer Defendants have been working together to attempt to sell and distribute Wingamm RVs in the United States, improperly cutting Plaintiff out entirely.

75. On February 27, 2026, Defendant Dealers, through joint counsel, sent a letter to Plaintiff regarding, among other things, Defendant Wingamm's termination notice letter on February 18, 2026 and alleged breach of the Dealer Agreements.

76. On March 18, 2026, Plaintiff responded to Defendant Wingamm's alleged notice of termination letter by stating that the notice is deficient, the alleged breaches are without merit, and Wingamm itself is in material breach of its own obligations. **(See Exhibit YY of Tony Diamond's Declaration).**

77. On March 20, 2026, Plaintiff sent a letter to Defendant Dealers in response to their February 27, 2026 letter by rejecting all the allegations of breaches of the Dealer Agreements and the Distribution Agreement between Plaintiff and Defendant Wingamm.

78. On March 23, 2026, Defendant Wingamm responded to Plaintiff's March 18, 2026 letter by, among other things, rejecting that the termination notice of the distribution agreement from February 18, 2026 is deficient.

79. On March 27, 2026, the Dealer Defendants, issued their own alleged joint termination notice through joint counsel, further evidencing coordinated conduct among all Defendants. **(See Exhibit WW of Tony Diamond's Declaration).**

80. On March 30, 2026, Defendant Wingamm sent a letter to Plaintiff stating that the distribution agreement was terminated effective March 20, 2026 and requested that Plaintiff cease and desist from certain activity.

81. On March 31, 2026, Defendant Dealers, through joint counsel, responded to Plaintiff's March 20, 2026 letter by setting forth baseless allegations.

82. On April 1, 2026, Plaintiff sent a letter to Defendant Wingamm's counsel in response to the purported termination and cease and desist letter dated March 30, 2026. Plaintiff expressly rejected the validity of the purported termination of the distribution agreement. **(See Exhibit ZZ of Tony Diamond's Declaration).**

83. On April 1, 2026, Plaintiff sent a letter to Defendant Dealer's counsel in response to the purported termination of the Dealer Agreements on March 27, 2026. Plaintiff expressly rejected the validity of the purported termination of the dealer agreements. **(See Exhibit AAA of Tony Diamond's Declaration).**

84. On April 3, 2026, Plaintiff sent a letter to Defendant Dealers rejecting any and all baseless allegations of Defendant Dealers in their March 31, 2026 correspondence.

85. On April 3, 2026, Defendant Wingamm sent a letter to Plaintiff's counsel stating, once again, that the distribution agreement was purportedly terminated as of March 20, 2026 together with other baseless allegations.

86. On April 6, 2026, Plaintiff sent a letter to Defendant Wingamm's counsel, stating, once again, that the purported termination of the distribution agreement is improper, ineffective and without contractual or legal basis. Furthermore, Plaintiff rejected each and every allegation in Defendant Wingamm's April 3, 2026 letter.

87. On April 10, 2026, Defendant Wingamm sent yet another Cease and Desist letter to Plaintiff.

88. Since 2019, Plaintiff had fully developed the United States market for Wingamm's entire line of motorhomes and travel trailers, including solving homologation and second stage manufacturer obstacles, establishing dealer relationships, establishing service centers, generating substantial

consumer demand, coordinating and sponsoring high-end pop-up displays and elaborate marketing events, coordinating extensive public relations with traditional media and social media influencers, coordinating financing and importation logistics, and investing significant capital through raised crowdfunding and other means. Plaintiff's business, goodwill, and market position were entirely predicated on its sole and exclusive distribution rights with Defendant Wingamm.

89. Defendants' recent actions, as set forth above, constitute a coordinated effort to destroy Plaintiff's contractual rights as the sole and exclusive distributor of Wingamm RVs, appropriate the United States market Plaintiff created, and transfer the benefits of Plaintiff's years of work to Defendants directly in violation of agreements. As a direct and proximate result of Defendants' conduct, Distributor has suffered substantial damages, including lost revenues, loss of business value, and irreparable harm to its goodwill and market position.

**FIRST CAUSE OF ACTION**
**(Breach Of Contract against Defendant Wingamm)**

90. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

91. On October 21, 2021, Plaintiff and Defendant Wingamm entered into a valid and binding written Distribution Agreement, pursuant to which Defendant Wingamm appointed Plaintiff as the sole and exclusive distributor of its products in the United States.

92. The Distribution Agreement, as amended on March 29, 2023, established the parties' respective rights and obligations, including exclusivity, sales targets, and limited and conditional grounds for termination.

93. Plaintiff fully performed its obligations under the Distribution Agreement and Amendment, including, inter alia, developing the United States market for Wingamm products, establishing a

dealer and service network, generating consumer demand, building brand awareness, coordinating importation and compliance, and advancing sales and financing initiatives.

94. Defendant Wingamm materially breached the Distribution Agreement and Amendments by, among other things, (i) improperly purporting to terminate the agreement on February 18, 2026 in contravention of the express contractual provisions governing termination, (ii) disregarding the agreed definition and timing of "Distribution Years," (iii) imposing arbitrary performance requirements, and (iv) failing to honor Plaintiff's exclusive distribution rights for Wingamm's entire line of RV models as agreed through emails between the parties and their course of conduct.

95. As a direct and proximate result of Defendant Wingamm's breaches, Plaintiff has suffered substantial damages, including but not limited to lost revenues, loss of business value, withdrawal of its crowdfunding campaign, and irreparable harm to its goodwill and market position.

## SECOND CAUSE OF ACTION
## (Breach of Contract Against Defendant Kellville Designs LLC)

96. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

97. On September 14, 2024, Plaintiff entered into a valid and binding Dealer Agreement with Defendant Kellville Designs LLC, governing Defendant Kellville Designs LLC's purchase, sale, and servicing of Wingamm vehicles within Plaintiff's exclusive distribution structure.

98. Plaintiff fully performed its obligations under the Dealer Agreement.

99. The Dealer Agreement contains express non-circumvention provisions prohibiting Kellville Designs LLC from purchasing vehicles directly from the manufacturer or otherwise bypassing Plaintiff.

100. Defendant Kellville Designs LLC materially breached the Dealer Agreement by, among other things, (i) engaging in direct communications and meetings with Defendant Wingamm in

Italy outside of Plaintiff's coordination, (ii) attempting to circumvent Plaintiff's exclusive distribution rights, (iii) issuing a termination notice in bad faith and without contractual basis and (iv) improperly withholding funds due and owing to Plaintiff.

101. Defendant Kellville Designs LLC's actions were undertaken in direct violation of Section 2.10 of the Dealer Agreement and the fundamental structure of the exclusive distribution system.

102. As a direct and proximate result of Defendant Kellville Designs LLC's breaches, Plaintiff has suffered substantial damages, including lost profits, loss of business value, disruption of its dealer network, and harm to its business relationships and goodwill.

**THIRD CAUSE OF ACTION**
**(Breach of Contract against Defendant Auto Station LLC)**

103. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

104. On September 24, 2024, Plaintiff entered into a valid and binding Dealer Agreement with Defendant Auto Station LLC, governing Auto Station LLC's purchase, sale, and servicing of Wingamm vehicles within Plaintiff's exclusive distribution structure.

105. Plaintiff fully performed its obligations under the Dealer Agreement.

106. The Dealer Agreement contains express non-circumvention provisions prohibiting Auto Station LLC from purchasing vehicles directly from the manufacturer or otherwise bypassing Plaintiff.

107. Defendant Auto Station LLC materially breached the Dealer Agreement by, among other things, (i) attempting to circumvent Plaintiff's exclusive distribution rights, and (iii) issuing a termination notice in bad faith and without contractual basis.

108. Defendant Auto Station LLC's actions were undertaken in direct violation of Section 2.10 of the Dealer Agreement and the fundamental structure of the exclusive distribution system.

109. As a direct and proximate result of Defendant Auto Station LLC's breaches, Plaintiff has suffered substantial damages, including lost profits, loss of business value, disruption of its dealer network, and harm to its business relationships and goodwill.

**FOURTH CAUSE OF ACTION**
**(Tortious Interference with Prospective Economic Advantage against All Defendants)**

110. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

111. At all relevant times, Plaintiff maintained valid, existing, and identifiable prospective business relationships with third parties, including but not limited to: (i) its authorized dealer relationships with Defendants Kellville Designs LLC and Auto Station LLC; (ii) prospective and existing customers in the United States market for Wingamm motorhomes; and (iii) additional prospective business relationships tied to the ongoing and anticipated rollout of Wingamm products in the United States, including the OASI 540.1, OASI 610, and OASI 690 models.

112. These relationships were cultivated by Plaintiff over a period of seven years and were not speculative or abstract. These relationships were concrete economic expectancies arising from Plaintiff's extensive efforts, including nationwide marketing, dealer and service center onboarding, product launch management, and Plaintiff's public and contractual positioning as the exclusive distributor of Wingamm RVs in the United States.

113. All Defendants had actual knowledge of these prospective business relationships. Defendant Wingamm was directly involved in the development and execution of Plaintiff's United States market strategy, including approving Dealer Defendants as part of Plaintiff's distribution network, reviewing and approving marketing materials concerning Plaintiff's launch of multiple OASI models, and working collaboratively with Plaintiff on pricing and

rollout strategies directed at American consumers. Dealer Defendants likewise had direct knowledge of Plaintiff's business relationships with Defendant Wingamm, as they were participants in the dealer network established and maintained by Plaintiff.

114. Notwithstanding such knowledge, Defendants intentionally and improperly interfered with Plaintiff's prospective economic relationships through coordinated and targeted conduct directed at Plaintiff's counterparties. Defendant Wingamm, despite its express agreement that Plaintiff was the sole and exclusive distributor in the United States, directly communicated with Plaintiff's dealers and informed them that 2026 orders would not be processed due to alleged breaches by Plaintiff. These statements were misleading, false and were made for the purpose of undermining Plaintiff's relationships with its dealers and disrupting Plaintiff's role in the distribution chain.

115. By communicating directly with Plaintiff's dealers and conveying false information regarding Plaintiff's alleged breaches and inability to fulfill orders, Defendant Wingamm specifically targeted Plaintiff's relationships with those third parties and sought to induce them to cease or alter their business dealings with Plaintiff.

116. Dealer Defendants actively participated in and furthered this interference. On or about March 27, 2026, Dealer Defendants raised termination issues with Plaintiff and sought assurances regarding Plaintiff's relationship with Defendant Wingamm, despite already having been informed by Defendant Wingamm that orders would not be processed through Plaintiff. Rather than honoring their contractual obligations, including express non-circumvention provisions, Dealer Defendants engaged directly with Defendant Wingamm in an effort to bypass Plaintiff.

117. This coordinated conduct included representatives of Defendant Kellville Designs LLC traveling to Verona, Italy in February 2026 to meet directly with Defendant Wingamm outside of Plaintiff's involvement or knowledge. These actions further demonstrate Defendants' deliberate effort to circumvent Plaintiff and to interfere with Plaintiff's business relationships by redirecting those relationships away from Plaintiff and toward direct dealings with Defendant Wingamm.

118. Defendants' conduct was undertaken through dishonest, unfair, and improper means. Such improper means include, inter alia, the dissemination of false and misleading information to Plaintiff's dealers, the intentional circumvention of contractual obligations, bad faith conduct designed to undermine Plaintiff's business, and coordinated actions taken in violation of the established distribution framework.

119. As a direct and proximate result of Defendants' interference, Plaintiff's relationships with third parties have been disrupted and are under imminent threat of destruction. Dealers who were informed that Plaintiff could not process orders were induced to question or terminate their relationships with Plaintiff. Customers and prospective purchasers, upon learning that Plaintiff's distribution rights were being undermined, have lost confidence in Plaintiff's ability to deliver products through the established network.

120. The foreseeable and intended result of Defendants' conduct is the destruction of Plaintiff's existing dealer relationships and the loss of prospective customer relationships in the United States market for Wingamm products.

121. Plaintiff has suffered and will continue to suffer substantial damages as a result of Defendants' interference, including lost business opportunities, lost profits, loss of business value, damage to goodwill, and the destruction of its prospective economic relationships.

122. Defendants' conduct was willful, malicious, and undertaken in bad faith, entitling Plaintiff to recover compensatory and punitive damages to the fullest extent permitted by law.

**FIFTH CAUSE OF ACTION**
**(Fraud against Defendant Wingamm)**

123. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein

124. Beginning in or about November 2025 through early January 2026, Defendant Wingamm, through its principal and authorized representative Lorena Turri and other agents acting on its behalf, made a series of material misrepresentations of present fact to Plaintiff concerning Plaintiff's exclusive distribution rights, the scope of the parties' agreement, and Defendant Wingamm's intent to continue performing under the Distribution Agreement.

125. On or about November 28, 2025, Defendant Wingamm, through Lorena Turri, communicated directly to Plaintiff via electronic mail that: "Your exclusivity in the US RV market remains fully intact and unchanged." This statement was made in the context of ongoing discussions regarding expansion of the United States market, dealer relationships, and future product rollout.

126. On or about December 2, 2025, in response to Plaintiff's written request to amend the Distribution Agreement to reflect that Plaintiff's exclusive distribution rights extended to all Wingamm recreational vehicle models for the United States market, Defendant Wingamm, through Lorena Turri, responded via email: "Yes, please we can update the agreement by extending the product to the whole Wingamm OASI range."

127. On or about December 31, 2025, Defendant Wingamm, again through Lorena Turri, expressly accepted Plaintiff's proposed 2026 production and delivery schedule of approximately

80 units, stating in writing: "IT WORKS FOR US. Thank you so much. Let's make this year our best chapter yet."

128. Each of the foregoing statements was a representation of present fact and intent, including that (i) Plaintiff's exclusivity remained intact, (ii) Defendant Wingamm agreed to formally expand the product scope of the Distribution Agreement, and (iii) Defendant Wingamm intended to proceed with the 2026 production plan, agreed upon on December 31, 2025, in good faith.

129. These representations were false when made. At the time Defendant Wingamm made these statements, it had already begun, or was in the process of, coordinating with the Dealer Defendants to circumvent Plaintiff's exclusive distribution rights, including by facilitating or participating in direct communications and meetings with Dealer Defendants outside of Plaintiff's involvement.

130. Defendant Wingamm had no intention at the time of making these representations to Plaintiff of honoring its representations concerning exclusivity, product expansion, or continued performance, and instead intended to induce Plaintiff to continue investing in and developing the United States market, while Defendant Wingamm in bad faith positioned itself to attempt to terminate Plaintiff.

131. Defendant Wingamm made these misrepresentations with the absolute intent to deceive Plaintiff and to induce Plaintiff to take or refrain from taking action, including continuing to invest resources into the United States market, sponsoring and expanding capital to participate in the Formula One style test-drive event and the Florida RV SuperShow in Tampa, Florida for the benefit of Defendant Wingamm, proceeding with its 2026 crowdfunding campaign, and maintaining its dealer relationships under the assumption that its exclusive rights remained protected.

132. Plaintiff reasonably relied on Defendant Wingamm's representations. In reliance on Defendant Wingamm's November 28, 2025 emailed statement and December 31, 2025 email agreement, among other things, Plaintiff (i) continued to expand its business operations, (ii) proceeded with preparations for a large-scale 2026 crowdfunding campaign at a $31,000,000.00 valuation, (iii) coordinated production and delivery planning with Defendant Wingamm, and (iv) sponsored and expanded capital in the amount of more than $100,000.00 to participate in the Formula One style test drive event and the Florida RV SuperShow in Tampa, Florida for the benefit of Defendant Wingamm.

133. The falsity of Defendant Wingamm's representations became evident shortly thereafter. In early 2026, Defendant Wingamm in bad faith claimed, without any basis, that 2026 constituted the first Distribution Year in contradiction to the First Amendment and December 31, 2025 agreement, imposed arbitrary requirements on Plaintiff, and on February 18, 2026, issued a notice purporting to terminate the Distribution Agreement effective March 21, 2026.

134. As a direct and proximate result of Defendant Wingamm's fraudulent misrepresentations, Plaintiff suffered substantial damages, including but not limited to the forced withdrawal of its 2026 crowdfunding campaign and the return of $141,720.10 raised from approximately 90 investors, lost profits, loss of business value, disruption of operations, and irreparable harm to its goodwill and market position.

## SIXTH CAUSE OF ACTION
## (Fraud against Defendant Kellville Designs LLC and Defendant Auto Station LLC)

135. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

136. Beginning in or about early 2026, Defendants Kellville and Auto Station, acting individually and in concert with Defendant Wingamm, engaged in a fraudulent scheme to conceal

their intent to circumvent and destroy Plaintiff's exclusive distribution rights and to misappropriate Plaintiff's dealer network and market position.

137. At all relevant times, Dealer Defendants were parties to Dealer Agreements executed on September 14, 2024 and September 24, 2024, that expressly stated that:

> "2.10 Dealer agrees that it shall purchase all of its new Vehicle inventory from Company only and that Dealer will not purchase any new Vehicles from Manufacturer directly except in coordination with Company and subject to Company's right to receive a portion of Vehicle sale proceeds from Dealer and/or Manufacturer, while this Agreement is in place. Dealer agrees that it shall not approach Manufacturer with any proposal to circumvent this Agreement."

138. Despite these obligations, A representative of Kellville Designs, LLC, traveled to Verona, Italy on or about February 17, 2026 and met directly with Defendant Wingamm without Plaintiff's knowledge or participation.

139. During this period, Dealer Defendants continued to hold themselves out to Plaintiff as compliant participants in the distribution network, while concealing their direct dealings with Defendant Wingamm and their intent to circumvent Plaintiff.

140. Dealer Defendants' conduct included material omissions and deceptive acts, including failing to disclose their direct negotiations with Defendant Wingamm and their coordinated efforts to restructure the distribution framework to exclude Plaintiff.

141. These omissions and deceptive acts were materially misleading in light of the parties' contractual relationships and the express non-circumvention provisions, and were intended to create the false impression that Dealer Defendants were acting in accordance with their agreements with Plaintiff.

142. Dealer Defendants knew that Plaintiff was relying on the integrity of its dealer relationships to maintain and grow its distribution business and that Plaintiff was continuing to invest substantial resources based on the expectation that its dealer network remained intact.

143. Dealer Defendants acted with intent to deceive and to induce Plaintiff to continue its business operations without interference, while they simultaneously positioned themselves to deal directly with Defendant Wingamm and benefit from Plaintiff's established market and goodwill.

144. Plaintiff reasonably relied on Dealer Defendants' conduct and omissions, including by continuing to support the dealer network, investing in marketing and sales infrastructure, and refraining from taking action to protect itself from circumvention.

145. The fraudulent scheme became apparent when, following Defendant Wingamm's purported termination of the Distribution Agreement, Dealer Defendants, on or about March 27, 2026, issued a coordinated termination notice through joint counsel, evidencing their prior undisclosed alignment with Defendant Wingamm.

146. As a direct and proximate result of Dealer Defendants' fraudulent conduct, Plaintiff suffered substantial damages, including disruption of its dealer network, loss of business opportunities, loss of business value and damage to its goodwill and market position.

**SEVENTH CAUSE OF ACTION**
**(Violation of the Implied Covenant of Good Faith and Fair Dealing against Defendant Wingamm)**

147. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

148. The Distribution Agreement contains an implied covenant of good faith and fair dealing, requiring that neither party take actions that would destroy or injure the other party's right to receive the benefits of the contract.

149. Defendant Wingamm breached this covenant by engaging in conduct designed to deprive Plaintiff of the fruits of the Distribution Agreement, including (i) reversing its prior representations of exclusivity, (ii) mischaracterizing contractual provisions to manufacture a basis for termination, (iii) refusing to execute an agreed an amendment necessary for Plaintiff's business operations, specifically as related to Plaintiff's 2026 crowdfunding campaign, and (iv) surreptitiously coordinating with dealers to circumvent Plaintiff.

150. Defendant Wingamm's conduct was undertaken in bad faith and was intended to appropriate the United States market developed by Plaintiff.

151. As a result, Plaintiff has suffered substantial damages, including the destruction of their business and loss of market position.

**EIGHTH CAUSE OF ACTION**
**(Violation of the Implied Covenant of Good Faith and Fair Dealing against Defendant Auto Station LLC)**

152. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

153. The Dealer Agreement between Plaintiff and Defendant Auto Station LLC contains an implied covenant of good faith and fair dealing.

154. Defendant Auto Station LLC breached this covenant by acting in bad faith to undermine Plaintiff's contractual rights, including by engaging in secret negotiations with Defendant Wingamm and attempting to circumvent Plaintiff's role as exclusive distributor in open violation of Plaintiff's contractual rights.

155. Such conduct deprived Plaintiff of the benefits of its contractual relationship with Defendant Auto Station LLC.

156. Plaintiff has suffered damages as a result including lost profits, the destruction of their business and loss of market position.

**NINTH CAUSE OF ACTION**
**(Violation of the Implied Covenant of Good Faith and Fair Dealing against Defendant Kellville Designs LLC)**

157. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

158. The Dealer Agreement between Plaintiff and Defendant Kellville Designs LLC contains an implied covenant of good faith and fair dealing.

159. Defendant Kellville Designs LLC breached this covenant by acting in bad faith to undermine Plaintiff's contractual rights, including by engaging in secret negotiations with Defendant Wingamm and attempting to circumvent Plaintiff's role as exclusive distributor in open violation of Plaintiff's contractual rights.

160. Such conduct deprived Plaintiff of the benefits of its contractual relationship with Defendant Kellville Designs LLC.

161. Plaintiff has suffered damages as a result including lost profits, the destruction of their business and loss of market position

**TENTH CAUSE OF ACTION**
**(Equitable Estoppel Against Defendant Wingamm)**

162. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

163. At all relevant times, Defendant Wingamm represented to Plaintiff, both expressly and through its course of conduct, that Plaintiff were the sole and exclusive distributor of Wingamm RVs in the United States.

164. Following execution of the October 21, 2021 Distribution Agreement, Defendant Wingamm made repeated representations, through written communications, amendments, negotiations, and coordinated business efforts, that the scope of Plaintiff's exclusive distribution rights included not only the OASI 540.1 model, but also additional models, including but not limited to the OASI 610 and OASI 690. These representations were part of an ongoing and deliberate course of dealing between the parties, pursuant to which Plaintiff were directed to develop, market, and establish the United States market for these additional models.

165. Defendant Wingamm knew, or at the very least had reason to know, that Plaintiff would rely upon these representations and this course of conduct in building out the United States market, including but not limited to investing substantial capital, developing dealer networks, entering into dealership agreements, developing a service network, conducting marketing and promotional campaigns and events, engaging in media and press outreach, and securing investor funding based upon the expanded scope of the distributorship.

166. In reliance upon Defendant Wingamm's representations and conduct, Plaintiff undertook substantial actions, including the development of a nationwide distribution platform, the negotiation and execution of franchise dealership agreements tied to Wingamm motorhome models, and the launch of crowdfunding campaigns premised upon the valuation and growth potential of a multi-model exclusive distributorship. Plaintiff's reliance was reasonable, foreseeable, and directly induced by Defendant Wingamm's actions and omissions.

167. Defendant Wingamm's subsequent attempt to disavow the expanded scope of the Distribution Agreement, and to now contend that the Agreement was limited solely to the OASI 540.1 model, directly contradicts its prior representations, agreements, and course of performance. Such conduct constitutes, at minimum, a misrepresentation or concealment of

material facts, or conduct which Defendant Wingamm knew or should have known would be relied upon by Plaintiff to their detriment.

168. As a direct and proximate result of Defendant Wingamm's representations and Plaintiff's reliance thereon, Plaintiff have suffered and continue to suffer substantial harm, including but not limited to the dismantling of their distribution network, loss of business opportunities, loss of investor capital, reputational damage, and the destruction of the United States market presence they spent years developing.

169. Equity demands that Defendant Wingamm be estopped from taking a position inconsistent with its prior conduct and representations. Allowing Defendant Wingamm to now claim that the Distribution Agreement applies only to the OASI 540.1 model would sanction a manifest injustice and permit Defendant Wingamm to benefit from its own inequitable conduct.

170. Accordingly, Plaintiff are entitled to equitable relief estopping Wingamm from asserting that the Distribution Agreement is limited to the OASI 540.1 model, and instead establishing that the Distribution Agreement, as amended by subsequent agreements and the parties' course of conduct, includes any and all Wingamm products produced for the United States market, and that Plaintiff are the sole and exclusive distributor of such models in the United States.

## ELEVENTH CAUSE OF ACTION
## (Declaratory Judgment Pursuant to 28 U.S.C. § 2201)

171. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

172. An actual, present, and justiciable controversy exists between Plaintiff and Defendant Wingamm concerning the scope, interpretation, and enforceability of the Distribution Agreement, as amended by subsequent agreements and the parties' course of conduct.

173. Defendant Wingamm has taken the position that the Distribution Agreement is limited solely to the OASI 540.1 model and has acted in a manner consistent with that position, including attempting to terminate Plaintiff's rights.

174. Plaintiff contends that the Distribution Agreement was expanded through amendments, written communications, and course of performance to include additional models, including the OASI 610 and OASI 690, and that Plaintiff retain exclusive distribution rights for all Wingamm models within the United States.

175. This dispute is concrete and immediate, and it directly affects the parties' present rights and obligations, including Plaintiff's ability to operate their business, maintain dealer and service relationships, maintain relationships with the press and media, fulfill customer expectations, and preserve the goodwill and market presence they have developed.

176. Absent judicial intervention, the uncertainty created by Defendant Wingamm's position will continue to cause irreparable harm to Plaintiff's business, goodwill and contractual relationships.

177. Pursuant to 28 U.S.C. § 2201, this Court has the authority to declare the rights and legal relations of the parties. A declaratory judgment is necessary and appropriate to resolve the parties' dispute and to provide clarity as to the scope of the Distribution Agreement.

178. Plaintiff therefore seek a declaration that the Distribution Agreement, as amended by subsequent agreements and the parties' course of conduct, are the sole and exclusive distributor of Wingamm RVs, including but not limited to the OASI 540.1, the OASI 610 and the OASI 690, within the United States.

179. Such a declaration will serve to finalize and stabilize the legal relations between the parties and will have the force and effect of a final judgment.

**TWELFTH CAUSE OF ACTION**
**(Unjust Enrichment against All Defendants)**

180. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

181. Plaintiff conferred substantial and direct benefits upon Defendants through years of effort, investment, and performance, including but not limited to: (i) developing the United States market for Wingamm RVs where none previously existed; (ii) creating and implementing a homologation solution enabling Defendants' products to be lawfully sold in the United States; (iii) establishing a nationwide dealer and service network; (iv) generating consumer demand through extensive marketing, media, and promotional efforts; and (v) elevating the Wingamm brand into a recognized and commercially viable presence in the United States recreational vehicle market.

182. These efforts were undertaken at Plaintiff's sole cost and expense and in reliance upon Defendants' repeated representations and agreements that Plaintiff would serve as the sole and exclusive distributor of Wingamm products in the United States market.

183. Defendants knowingly accepted and retained the benefits of Plaintiff's efforts, including the fully developed U.S. market, established dealer relationships, customer demand, regulatory compliance infrastructure, and brand goodwill, all of which were created, cultivated, and expanded by Plaintiff.

184. Upon information and belief, Defendants have used and continue to use these benefits to directly market, sell, and distribute Wingamm products in the United States, including through coordinated efforts to bypass and exclude Plaintiff from the very distribution structure Plaintiff created.

185. Defendants' conduct, including the wrongful termination of Plaintiff's distribution rights and coordinated efforts with dealer Defendants to appropriate Plaintiff's market, has enabled

Defendants to reap the benefits of Plaintiff's labor, investment, and goodwill without compensation.

186. The benefits retained by Defendants were conferred at Plaintiff's expense, as Plaintiff invested substantial capital, time, and resources in building the market and infrastructure that Defendants now seek to exploit.

187. Under principles of equity and good conscience, Defendants should not be permitted to retain these benefits without compensating Plaintiff, particularly where Defendants' conduct was undertaken in bad faith and as part of a coordinated effort to exclude Plaintiff and appropriate its business.

188. As a direct and proximate result of Defendants' unjust enrichment, Plaintiff has suffered damages in an amount to be determined at trial, including but not limited to the value of the benefits conferred upon Defendants, lost business value, and other consequential damages.

## THIRTEENTH CAUSE OF ACTION
## (Accounting Against Defendants Kellville Designs LLC and Auto Station LLC)

189. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

190. At all relevant times, Plaintiff maintained a relationship of a mutual, confidential, and fiduciary nature with Defendants Kellville Designs LLC and Auto Station LLC (collectively "Dealer Defendants") by virtue of the Dealer Agreements and the parties' integrated distribution structure, pursuant to which Plaintiff served as the sole and exclusive distributor of Wingamm RVs in the United States and Dealer Defendants operated as authorized dealers within that structure.

191. Under the Dealer Agreements, Dealer Defendants were required to purchase inventory through Plaintiff, coordinate all sales with Plaintiff, and remit or account for portions of proceeds derived from the sale of Wingamm vehicles.

192. Plaintiff entrusted Dealer Defendants with access to its proprietary distribution network, servicing network, customer relationships, and inventory flow, as well as the authority to market, sell, and service Wingamm products within the United States, all of which imposed upon Dealer Defendants a duty to maintain accurate records and to account for all proceeds, revenues, orders, deposits, and related financial transactions.

193. Dealer Defendants have engaged in direct dealings with Defendant Wingamm and others in violation of the Dealer Agreements, including the circumvention of Plaintiff's exclusive distribution rights, and have received monies, revenues, and other financial benefits derived from the sale, marketing, and distribution of Wingamm products without properly reporting or accounting to Plaintiff.

194. As a result of the foregoing, Dealer Defendants are in possession, custody, and control of books, records, and financial information uniquely within their knowledge, including but not limited to documents reflecting (i) all sales of Wingamm products, (ii) all purchase orders and inventory acquisitions, (iii) all revenues, deposits, and payments received, (iv) all communications and transactions with Defendant Wingamm, and (v) all profits derived from such activities.

195. Plaintiff has demanded, or hereby demands, a full and complete accounting of all such financial dealings, and Dealer Defendants have failed and/or refused to provide a transparent and complete accounting.

196. Plaintiff has no adequate remedy at law because the precise amounts of money owed to Plaintiff, and the full extent of Dealer Defendants' financial dealings and profits, cannot be ascertained without a formal accounting of the books and records exclusively within Dealer Defendants' possession and control.

197. By reason of the foregoing, Plaintiff is entitled to an equitable accounting from Dealer Defendants of all proceeds, revenues, purchases, orders, inventory, and any other financial benefits derived from the sale, distribution, or marketing of Wingamm products.

**FOURTEENTH CAUSE OF ACTION**
**(Injunctive Relief against All Defendants)**

198. Plaintiff repeats and realleges each and every allegation set forth in the preceding paragraphs as if fully set forth herein.

199. Defendants owed contractual and/or legal duties to Plaintiff arising from written agreements, business relationships, and applicable law.

200. Plaintiff fully performed their obligations, including developing the market, maintaining dealer relationships, and investing substantial capital in reliance on Defendants' representations.

201. Defendant engaged in wrongful conduct, including breaching agreements, acting in bad faith, making material misrepresentations, interfering with Plaintiff' relationships, and/or unjustly enriching itself at Plaintiff' expense.

202. Defendants' conduct was intentional and undertaken with knowledge that it would harm Plaintiff and eliminate Plaintiff from the distribution chain.

203. Defendant's actions directly resulted in the diversion of Plaintiff' business, including dealer relationships, customer demand, and revenue streams.

204. As a direct and proximate result, Plaintiff have suffered damages in an amount to be determined at trial, but exceeding millions of dollars, including lost profits, loss of business value, and loss of goodwill.

205. Plaintiff have also suffered immediate irreparable harm for which monetary damages are inadequate, including the destruction of their business reputation, goodwill and loss of market position.

## PRAYER FOR RELIEF

**WHEREFORE**, Plaintiff respectfully demands judgment against Defendants, jointly and severally where applicable, as follows:

(a) Awarding Plaintiff compensatory damages in an amount to be determined at trial, but believed to exceed millions of dollars, including but not limited to lost profits, loss of business value, loss of investor capital, and damage to goodwill and market position, as alleged herein;

(b) Awarding Plaintiff punitive damages against Defendants where permitted by law, in light of Defendants' willful, malicious, and fraudulent conduct;

(c) Awarding Plaintiff all consequential, incidental, and special damages resulting from Defendants' breaches, tortious conduct, and wrongful interference;

(d) Entering a declaratory judgment pursuant to 28 U.S.C. § 2201 declaring that the Distribution Agreement, as amended by subsequent agreements and the parties' course of conduct, includes the OASI 540.1, OASI 610, and OASI 690 models, and that Plaintiff is the sole and exclusive distributor of Wingamm RVs in the United States;

(e) Entering a declaration that Defendant Wingamm's purported termination of the Distribution Agreement is invalid, without basis, and of no force or effect;

(f) Equitably estopping Defendant Wingamm from asserting that the Distribution Agreement is limited solely to the OASI 540.1 model, and precluding it from taking any position inconsistent with its prior representations, agreements, and course of conduct;

(g) Awarding injunctive relief, including preliminary and permanent injunctions::

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Distribution Agreement by and between TM MOTORHOME SALES, LLC and TURRI & BOARI SNC d/b/a WINGAMM dated October 21, 2021 (as amended) via the February 18, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and AUTO STATION LLC dated September 24, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH

AMERICA, INC. and KELLVILLE DESIGNS LLC dated September 14, 2024 via the March 27, 2026 notice;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from representing to any third party that such agreements have been validly terminated or are no longer in effect;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from directly or indirectly bypassing, excluding, or replacing Plaintiff in any aspect of the distribution, marketing, sale, importation, servicing, or delivery of Wingamm motorhome products in the United States;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from engaging in direct manufacturer-to-dealer or dealer-to-manufacturer transactions in the United States market without Plaintiff's involvement;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from utilizing Plaintiff's established dealer network, customer base, marketing channels, or goodwill to transact business while excluding Plaintiff;
- RESTRAINING AND ENJOINING TURRI & BOARI SNC d/b/a WINGAMM and any of their agents, representatives, employees, or anyone acting on their behalf, from communicating with Plaintiff's authorized dealers, including AUTO STATION LLC and KELLVILLE DESIGNS LLC and their agents, representatives, employees, or anyone acting on their behalf, in a manner intended to:

- induce termination or repudiation of their agreements with Plaintiff;
- discourage continued performance with Plaintiff;
- misrepresent Plaintiff's contractual rights, performance, or status as exclusive distributor;
- Interfering with Plaintiff's relationships with existing or prospective customers, investors, or business partners developed through Plaintiff's marketing, crowdfunding efforts, trade shows, and promotional activities;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from holding themselves out as authorized to distribute Wingamm RVs in the United States outside of Plaintiff's exclusive distribution rights;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from exploiting or appropriating the market presence, branding, trade recognition, and goodwill developed by Plaintiff;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from continuing or initiating sales, marketing, or promotional activities directed at the United States market that rely upon or derive from Plaintiff's market presence, branding, trade recognition and goodwill;
- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM and any of their agents, representatives, employees, or anyone acting on their behalf, from refusing to process, fulfill, or honor orders placed through Plaintiff or its dealer network;

- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM and any of their agents, representatives, employees, or anyone acting on their behalf, from redirecting orders, inventory, or production allocations away from Plaintiff to alternative channels;
- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM and any of their agents, representatives, employees, or anyone acting on their behalf, from failing to supply products, support warranty claims, or provide logistical coordination in a manner consistent with past practices under the agreements;
- ORDERED, that Defendants TURRI & BOARI SNC d/b/a WINGAMM, AUTO STATION LLC, and KELLVILLE DESIGNS LLC, and each of their respective officers, agents, employees, representatives, attorneys, and all persons acting in concert with them, are hereby enjoined and restrained, during the pendency of this action, from making, publishing, disseminating, or causing to be made any false, misleading, or disparaging statements, whether oral or written, to any third party, including but not limited to dealers, customers, prospective customers, investors, media outlets, or industry participants, concerning Plaintiff, Plaintiff's business operations, financial condition, contractual rights, or performance under the Distribution Agreement or Dealer Agreements.
- ORDERED, that Defendants shall preserve the *status quo* as it existed prior to the February 18, 2026 and March 27, 2026 alleged termination notices, including but not limited to:

- Maintaining the existing contractual distribution structure in which Plaintiff serves as the sole and exclusive distributor of Wingamm RVs in the United States;
- Continuing performance of all obligations under the Distribution Agreement and Dealer Agreements in the ordinary course of business;
- Conducting all United States sales, dealer communications, inventory allocations, and operational activities through Plaintiff;
- Refraining from any action that alters, dismantles, or materially modifies the established commercial relationships among Plaintiff, Defendant Wingamm, and Defendant Dealers; and it is further

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Distribution Agreement by and between TM MOTORHOME SALES, LLC and TURRI & BOARI SNC d/b/a WINGAMM dated October 21, 2021 (as amended) via the February 18, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and AUTO STATION LLC dated September 24, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise

giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and KELLVILLE DESIGNS LLC dated September 14, 2024 via the March 27, 2026 notice;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from conducting or participating in any direct sales, negotiations, or agreements in the United States market;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from interfering with, diverting, or appropriating Plaintiff's dealer, customer, or investor relationships;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from engaging in direct manufacturer-to-dealer or dealer-to-manufacturer transactions in the United States market without Plaintiff's involvement;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from taking any action that would further erode, damage, or eliminate Plaintiff's role in the United States distribution of Wingamm products;
- ORDERED, that Defendants shall preserve the *status quo* as it existed prior to the February 18, 2026 and March 27, 2026 alleged termination notices, including but not limited to:

- Maintaining the existing contractual distribution structure in which Plaintiff serves as the sole and exclusive distributor of Wingamm RVs in the United States;
- Continuing performance of all obligations under the Distribution Agreement and Dealer Agreements in the ordinary course of business;
- Conducting all United States sales, dealer communications, inventory allocations, and operational activities through Plaintiff;
- Refraining from any action that alters, dismantles, or materially modifies the established commercial relationships among Plaintiff, Defendant Wingamm, and Defendant Dealers;

(h) Awarding Plaintiff restitution and disgorgement of all revenues, profits, and benefits unjustly obtained by Defendants as a result of their wrongful conduct;

(i) Awarding Plaintiff pre-judgment and post-judgment interest as permitted by law;

(j) Awarding Plaintiff its attorneys' fees, costs, and expenses incurred in connection with this action to the fullest extent permitted by law or equity;

(k) Granting such other and further relief as the Court deems just, proper, and equitable.

## DEMAND FOR JURY TRIAL

Plaintiff respectfully demands a trial by jury on all claims so triable.

Dated: April 16, 2026

Respectfully submitted,

Porter Thomas Grabell & Baumwoll P.C.

Arthur "Scott" L. Porter, Jr., Esq.
sporter@ptgb-law.com
David E. Baumwoll, Esq.
dbaumwoll@ptgb-law.com
560 Sylvan Avenue, Suite 3061
Englewood Cliffs, New Jersey 07632
Telephone: 201-569-5959
*Attorneys for Plaintiff*

## VERIFICATION

I, Tony Diamond, am the Managing Member and CEO of TM Motorhome Sales, LLC and W Motorhome Sales North America, Inc. in the above-entitled action. I have read the foregoing complaint and know the contents thereof. I verify under the penalty of perjury under the laws of the United States of America that to the best of my knowledge the foregoing is true and correct.

Dated: April 16th, 2026

By: [signature]
**TONY DIAMOND**, Managing Member and CEO of TM Motorhome Sales, LLC and W Motorhome Sales North America, Inc.

# Exhibit C

Temporary Restraining Order

TM Motorhome Sales, LLC et al. v. Turri & Boari SNC et al., No. 26 Civ. 3132 (KPF) (S.D.N.Y.)

**UNITED STATES DISTRICT COURT FOR THE**
**SOUTHERN DISTRICT OF NEW YORK**

| | |
|---|---|
| TM MOTORHOME SALES, LLC, *a Delaware Limited Liability Company*; and W MOTORHOME SALES NORTH AMERICA, INC., *a Delaware Corporation*,<br><br>Plaintiffs,<br><br>v.<br><br>TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL, *a foreign entity based in Italy*; AUTO STATION LLC, *a Tennesee Limited Liability Company*; and KELLVILLE DESIGNS LLC, *a Utah Limited Liability Company*,<br><br>Defendants. | 26 Civ. 3132 (KPF)<br><br>**ORDER TO SHOW CAUSE FOR PRELIMINARY INJUNCTION AND TEMPORARTION RESTRAINTS** |

Upon the Memorandum of Law in support of Plaintiff's application, the Verified Complaint annexed thereto, and the Declaration submitted in support with accompanying exhibits, all as more fully set forth therein, it is hereby:

ORDERED, that the above named Defendants show cause in Courtroom 618 of the Thurgood Marshall Courthouse, 40 Foley Square, New York, New York, on **May 4, 2026**, at **4:00 p.m.** as to why an order should not be issued pursuant to Rule 65 of the Federal Rules of Civil Procedure enjoining the Defendants during the pendency of this action from:

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Distribution Agreement by and between TM MOTORHOME SALES, LLC and TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL dated October 21, 2021 (as amended) via the February 18, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and AUTO STATION LLC dated September 24, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and KELLVILLE DESIGNS LLC dated September 14, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from

representing to any third party that such agreements have been validly terminated or are no longer in effect;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from directly or indirectly bypassing, excluding, or replacing Plaintiff in any aspect of the distribution, marketing, sale, importation, servicing, or delivery of Wingamm motorhome products in the United States;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from engaging in direct manufacturer-to-dealer or dealer-to-manufacturer transactions in the United States market without Plaintiff's involvement;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from utilizing Plaintiff's established dealer network, customer base, marketing channels, or goodwill to transact business while excluding Plaintiff;
- RESTRAINING AND ENJOINING TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL and any of their agents, representatives, employees, or anyone acting on their behalf, from communicating with Plaintiff's authorized dealers, including AUTO STATION LLC and KELLVILLE DESIGNS LLC and their agents, representatives, employees, or anyone acting on their behalf, in a manner intended to:
    - induce termination or repudiation of their agreements with Plaintiff;

- discourage continued performance with Plaintiff;
- misrepresent Plaintiff's contractual rights, performance, or status as exclusive distributor;
- Interfering with Plaintiff's relationships with existing or prospective customers, investors, or business partners developed through Plaintiff's marketing, crowdfunding efforts, trade shows, and promotional activities;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from holding themselves out as authorized to distribute Wingamm motorhomes in the United States outside of Plaintiff's exclusive distribution rights;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from exploiting or appropriating the market presence, branding, trade recognition, and goodwill developed by Plaintiff;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from continuing or initiating sales, marketing, or promotional activities directed at the United States market that rely upon or derive from Plaintiff's market presence, branding, trade recognition and goodwill;
- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL and any of their agents,

representatives, employees, or anyone acting on their behalf, from refusing to process, fulfill, or honor orders placed through Plaintiff or its dealer network;

- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL and any of their agents, representatives, employees, or anyone acting on their behalf, from redirecting orders, inventory, or production allocations away from Plaintiff to alternative channels;
- RESTRAINING AND ENJOINING Defendant TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL and any of their agents, representatives, employees, or anyone acting on their behalf, from failing to supply products, support warranty claims, or provide logistical coordination in a manner consistent with past practices under the agreements;
- ORDERED, that Defendants TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL, AUTO STATION LLC, and KELLVILLE DESIGNS LLC, and each of their respective officers, agents, employees, representatives, attorneys, and all persons acting in concert with them, are hereby enjoined and restrained, during the pendency of this action, from making, publishing, disseminating, or causing to be made any false, misleading, or disparaging statements, whether oral or written, to any third party, including but not limited to dealers, customers, prospective customers, investors, media outlets, or industry participants, concerning

Plaintiff, Plaintiff's business operations, financial condition, contractual rights, or performance under the Distribution Agreement or Dealer Agreements.

- ORDERED, that Defendants shall preserve the *status quo* as it existed prior to the February 18, 2026 and March 27, 2026 alleged termination notices, including but not limited to:
    - Maintaining the existing contractual distribution structure in which Plaintiff serves as the sole and exclusive distributor of Wingamm motorhomes in the United States;
    - Continuing performance of all obligations under the Distribution Agreement and Dealer Agreements in the ordinary course of business;
    - Conducting all United States sales, dealer communications, inventory allocations, and operational activities through Plaintiff;
    - Refraining from any action that alters, dismantles, or materially modifies the established commercial relationships among Plaintiff, Defendant Wingamm, and Defendant Dealers; and it is further

ORDERED that, sufficient reason having been shown therefor, pending the hearing of plaintiff's application for a preliminary injunction, pursuant to Rule 65, Fed. R. Civ. P., the defendant is temporarily restrained and enjoined from:

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from

enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Distribution Agreement by and between TM MOTORHOME SALES, LLC and TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL dated October 21, 2021 (as amended) via the February 18, 2026 notice;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and AUTO STATION LLC dated September 24, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and KELLVILLE DESIGNS LLC dated September 14, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from conducting or participating in any direct sales, negotiations, or agreements in the United States market;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from interfering with, diverting, or appropriating Plaintiff's dealer, customer, or investor relationships;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from engaging in direct manufacturer-to-dealer or dealer-to-manufacturer transactions in the United States market without Plaintiff's involvement;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from taking any action that would further erode, damage, or eliminate Plaintiff's role in the United States distribution of Wingamm products;
- ORDERED, that Defendants shall preserve the *status quo* as it existed prior to the February 18, 2026 and March 27, 2026 alleged termination notices, including but not limited to:
    - Maintaining the existing contractual distribution structure in which Plaintiff serves as the sole and exclusive distributor of Wingamm motorhomes in the United States;
    - Continuing performance of all obligations under the Distribution Agreement and Dealer Agreements in the ordinary course of business;
    - Conducting all United States sales, dealer communications, inventory allocations, and operational activities through Plaintiff;

- Refraining from any action that alters, dismantles, or materially modifies the established commercial relationships among Plaintiff, Defendant Wingamm, and Defendant Dealers; and it is further

ORDERED that service of this Order shall be made on or before **April 24, 2026**.

ORDERED that Defendants' opposition is due on or before **April 29, 2026**, and Plaintiffs' reply is due on or before **May 1, 2026**.

ORDERED that Plaintiffs shall deposit with the Court $45,000.00 either cash, cashier's check or surety bond, as security, which amount was determined adequate for the payment of such damages as any person may be entitled to recover as a result of a wrongful restraint hereunder.

The Clerk of Court is directed to terminate the pending motion at docket entry 6.

SO ORDERED.

Dated: April 20, 2026
New York, New York

Katherine Polk Failla

Hon. Katherine Polk Failla
United States District Judge

# Exhibit D

Preliminary Injunction Order

TM Motorhome Sales, LLC et al. v. Turri & Boari SNC et al., No. 26 Civ. 3132 (KPF) (S.D.N.Y.)

**UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK**

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| TM MOTORHOME SALES, LLC, *a Delaware Limited Liability Company*, and W MOTORHOME SALES NORTH AMERICA, INC., *a Delaware Corporation*,<br><br>PLAINTIFFS,<br><br>v.<br><br>TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL, *a foreign entity based in Italy*, and KELLVILLE DESIGNS LLC, *a Utah Limited Liability Company*,<br><br>DEFENDANTS. | No. 26 Civ. 3132 (KPF)<br><br>**PRELIMINARY INJUNCTION ORDER** |

WHEREAS, Plaintiffs TM MOTORHOME SALES, LLC and W MOTORHOME SALES NORTH AMERICA, INC. (hereinafter collective "Plaintiffs") commenced this action asserting claims arising out of Defendants' TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL and KELLVILLE DESIGNS LLC (hereinafter collectively "Defendants") purported termination of the Distribution Agreement dated October 21, 2021 (as amended) and Dealer Agreement dated September 14, 2024;

WHEREAS, on or about April 20, 2026, Plaintiffs moved for a temporary restraining order and preliminary injunction pursuant to Rule 65 of the Federal Rules of Civil Procedure;

WHEREAS, the Court entered temporary restraints on April 20, 2026, preserving the *status quo* pending a hearing on Plaintiffs' application;

WHEREAS, Defendants TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL ("Defendant Wingamm") and KELLVILLE DESIGNS LLC ("Defendant Kellville") appeared on April 20, 2026, and were heard;

WHEREAS, the Court conducted a hearing with all parties present and heard on Plaintiffs' application for a preliminary injunction on May 4, 2026;

WHEREAS, for the reasons stated on the record and based on the Court's findings of fact and conclusions of law, the Court determined that Plaintiffs have demonstrated (i) serious questions on the merits and a balance of hardships decidedly favoring Plaintiffs, (ii) irreparable harm absent injunctive relief, (iii) that the balance of hardships tips in their favor, and (iv) that the public interest would not be disserved;

WHEREAS, Defendants and their respective officers, agents, servants, employees, attorneys, and all persons in active concert or participation with them who receive actual notice of this Order, are hereby RESTRAINED AND ENJOINED from engaging in any of the following acts through the pendency of this action:

- RESTRAINING AND ENJOINING Defendant Wingamm and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to

the purported termination of the Distribution Agreement by and between TM MOTORHOME SALES, LLC and TURRI & BOARI SNC d/b/a WINGAMM a/k/a WINGAMM GROUP SRL dated October 21, 2021 (as amended) via the February 18, 2026 notice;

- RESTRAINING AND ENJOINING Defendant Kellville and any of their agents, representatives, employees, or anyone acting on their behalf, from enforcing, implementing, or otherwise giving any force or effect to the purported termination of the Wingamm Dealer Sales, Parts and Service Agreement by and between W MOTORHOME SALES NORTH AMERICA, INC. and KELLVILLE DESIGNS LLC dated September 14, 2024 via the March 27, 2026 notice;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from representing to any third party that such agreements have been validly terminated or are no longer in effect;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from directly or indirectly bypassing, excluding, or replacing Plaintiff in any aspect of the distribution, marketing, sale, importation, servicing, or delivery of Wingamm motorhome products in the United States;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from

engaging in direct manufacturer-to-dealer or dealer-to-manufacturer transactions in the United States market without Plaintiff's involvement;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from utilizing Plaintiff's established dealer network, customer base, marketing channels, or goodwill to transact business while excluding Plaintiff;
- RESTRAINING AND ENJOINING Defendant Wingamm and any of their agents, representatives, employees, or anyone acting on their behalf, from communicating with Plaintiff's authorized dealers, including KELLVILLE DESIGNS LLC and their agents, representatives, employees, or anyone acting on their behalf, in a manner intended to:
  - induce termination or repudiation of their agreements with Plaintiff;
  - discourage continued performance with Plaintiff;
  - misrepresent Plaintiff's contractual rights, performance, or status as exclusive distributor;
  - Interfering with Plaintiff's relationships with existing or prospective customers, investors, or business partners developed through Plaintiff's marketing, crowdfunding efforts, trade shows, and promotional activities;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from holding themselves out as authorized to distribute Wingamm

motorhomes in the United States outside of Plaintiff's exclusive distribution rights;

- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from exploiting or appropriating the market presence, branding, trade recognition, and goodwill developed by Plaintiff;
- RESTRAINING AND ENJOINING Defendants and any of their agents, representatives, employees, or anyone acting on their behalf, from continuing or initiating sales, marketing, or promotional activities directed at the United States market that rely upon or derive from Plaintiff's market presence, branding, trade recognition and goodwill;
- RESTRAINING AND ENJOINING Defendant Wingamm and any of their agents, representatives, employees, or anyone acting on their behalf, from refusing to process, fulfill, or honor orders placed through Plaintiff or its dealer network;
- RESTRAINING AND ENJOINING Defendant Wingamm and any of their agents, representatives, employees, or anyone acting on their behalf, from redirecting orders, inventory, or production allocations away from Plaintiff to alternative channels;
- RESTRAINING AND ENJOINING Defendant Wingamm and any of their agents, representatives, employees, or anyone acting on their behalf, from failing to supply products, support warranty claims, or provide

logistical coordination in a manner consistent with past practices under the agreements;

- ORDERED, that Defendants, and each of their respective officers, agents, employees, representatives, attorneys, and all persons acting in concert with them, are hereby enjoined and restrained, during the pendency of this action, from making, publishing, disseminating, or causing to be made any false, misleading, or disparaging statements, whether oral or written, to any third party, including but not limited to dealers, customers, prospective customers, investors, media outlets, or industry participants, concerning Plaintiff, Plaintiff's business operations, financial condition, contractual rights, or performance under the Distribution Agreement or Dealer Agreements.
- ORDERED, that Defendants shall preserve the *status quo* as it existed prior to the February 18, 2026 and March 27, 2026 alleged termination notices, including but not limited to:
    - Maintaining the existing contractual distribution structure in which Plaintiffs serves as the sole and exclusive distributor of Wingamm motorhomes in the United States;
    - Continuing performance of all obligations under the Distribution Agreement and Dealer Agreements in the ordinary course of business;
    - Conducting all United States sales, dealer communications, inventory allocations, and operational activities through Plaintiff;

- Refraining from any action that alters, dismantles, or materially modifies the established commercial relationships among Plaintiff, Defendant Wingamm, and Defendant Dealers; and it is further

- ORDERED that Defendants are hereby given notice that any violation of this Order may be deemed contempt of Court and subject to sanctions; and it is further
- ORDERED that the bond previously posted by Plaintiffs in the amount of $45,000.00 shall remain in effect pending further order of the Court; and it is further
- ORDERED that this Order shall remain in effect during the pendency of this action or until further order of the Court.

SO ORDERED.

Dated: May 5, 2026
New York, New York

Katherine Polk Failla

KATHERINE POLK FAILLA
United States District Judge